FORM SU PPL

Filed pursuant to General Instruction II. K. of Form F-9; File No. 333-13666

PROSPECTUS SUPPLEMENT
(To Prospectus Dated July 6, 2001)

CANADIAN NATURAL RESOURCES LIMITED

US$400,000,000

Canadian Natural Resources Limited

7.2% Notes due 2032

The notes will bear interest at the rate of 7.2% per year. Interest on the notes is payable on January 15 and July 15 of each year, beginning on July 15, 2002. The notes will mature on January 15, 2032. We may redeem some or all of the notes at any time. The redemption prices are discussed under the caption "Description of the Notes—Optional Redemption." We may also redeem all of the notes at any time in the event that certain changes affecting Canadian withholding taxes occur.

Investing in the notes involves risks. See "Risk Factors" beginning on page 33 of the accompanying prospectus.

We are permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting practices, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning the notes may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion beginning on page S-12.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Alberta, some of our officers and directors and some of the experts named in this prospectus are Canadian residents, and most of our assets are located outside the United States.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	99.455%	US$397,820,000
Underwriting Discount	0.875%	US$ 3,500,000
Proceeds to Canadian Natural (before expenses)	98.580%	US$394,320,000

Interest on the notes will accrue from January 23, 2002 to the date of delivery.

The underwriters expect to deliver the notes on or about January 23, 2002.

Sole Bookrunner and Lead Manager
Salomon Smith Barney

Joint Lead Manager
Deutsche Banc Alex. Brown

Banc of America Securities LLC

JPMorgan

BMO Nesbitt Burns

CIBC World Markets

Lehman Brothers

RBC Capital Markets

Scotia Capital

TD Securities

UBS Warburg

January 15, 2002

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Notes being offered. The second part, the base prospectus, dated July 6, 2001, gives more general information, some of which may not apply to the Notes being offered. The accompanying base prospectus is referred to as the "prospectus" in this prospectus supplement.

If the description of the Notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

TABLE OF CONTENTS

EXCHANGE RATE DATA

We publish our consolidated financial statements in Canadian dollars. Unless otherwise specified, all dollar amounts contained herein are expressed in Canadian dollars, and references to "dollars," "Cdn$" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

The following table sets forth certain exchange rates based on the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). These rates are set forth as United States dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On January 15, 2002, the inverse of the noon buying rate was US$0.6290 equals Cdn$1.00.

	Nine Months Ended September 30		Year Ended December 31		
	2001	2000	2000	1999	1998
High	0.6697	0.6969	0.6969	0.6917	0.7105
Low	0.6330	0.6629	0.6410	0.6463	0.6341
Average(1)	0.6490	0.6636	0.6725	0.6731	0.6504
Period End	0.6330	0.6776	0.6669	0.6883	0.6715

(1) The average of the inverse of the noon buying rate on the last day of each month during the applicable period.

WHERE YOU CAN FIND MORE INFORMATION

The prospectus into which this prospectus supplement is deemed to be incorporated by reference, also incorporates by reference certain other named disclosure documents of Canadian Natural. Our unaudited comparative financial statements for the three months and the nine months ended September 30, 2001 and related management's discussion and analysis are attached as Appendix SA and are also specifically incorporated by reference and form an integral part of the prospectus and supersede documents of a similar nature that were previously incorporated by reference.

FORWARD LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference forward looking statements. All statements other than statements of historical fact included or incorporated by reference in this prospectus supplement that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements, and indicate such things as:

- oil and natural gas reserve quantities and the discounted present value of these reserves;
- the amount and nature of our capital expenditures;
- plans for drilling wells;
- prices for oil and natural gas produced;
- timing and amount of future production;
- operating and other costs;
- business strategies and plans of management; and
- prospect development and acquisitions.

Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including:

- the impact of general economic conditions;
- industry conditions, including fluctuations in the price of oil and natural gas, royalties payable in respect of our oil and natural gas production, and changes in governmental regulation of the oil and natural gas industry, including environmental regulation;
- uncertainty of estimates of oil and natural gas reserves;
- impact of competition, availability and cost of seismic, drilling and other equipment;
- operating hazards and other difficulties inherent in the exploration for and production and sale of oil and natural gas;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- the timing and success of integrating the business and operations of acquired companies; and
- political instability and other risks of international operations.

These and additional factors are described in more detail in our management's discussion and analysis of financial condition and results of operations incorporated by reference in our Annual Information Form dated April 17, 2001 filed with the securities commissions or similar authorities in the provinces of Canada. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. You should also carefully consider the matters discussed under "Risk Factors" in the accompanying prospectus.

CANADIAN NATURAL RESOURCES LIMITED

We are a Canadian based senior independent energy company engaged in the acquisition, exploration, development, production, marketing and sale of oil and natural gas. Our principal core areas of operations are western Canada, the United Kingdom sector of the North Sea and offshore West Africa. We are governed by the laws of the Province of Alberta. Our head and principal office is located at 2500, 855 - 2 Street SW, Calgary, Alberta, T2P 4J8.

RECENT DEVELOPMENTS

Third Quarter Results

On November 7, 2001, we reported our third quarter financial and operational results. Our unaudited comparative financial statements for the three months and the nine months ended September 30, 2001 and management's discussion and analysis, are attached as Appendix SA to this prospectus supplement.

Recent Operational Developments

In the third quarter of 2001, we completed testing and tied-in additional wells at Ladyfern, British Columbia with production currently restricted due to pipeline capacity constraints. The Ladyfern wells contributed to our reaching one Bcf/d of natural gas production in October, 2001.

During the third quarter, we agreed to acquire Canadian assets of a U.S. based producer which resulted in a 100% ownership of our producing natural gas assets and undeveloped land in the Helmet area of northeastern British Columbia. This acquisition was financed with bank indebtedness. We also entered into agreements to dispose of substantially all of the U.S. assets we acquired through our

Ranger Oil Limited acquisition, for proceeds of $49 million. These transactions were closed in the fourth quarter.

In the third quarter of 2001, we completed the first phase of the front-end engineering work for development of the oil sands leases in the Horizon Project. This first phase study has provided us with a preliminary mine plan and assessment of extraction, upgrading and in-place technology. Based upon this initial work, we believe that phased-in production could commence in 2007. We continue to evaluate financing alternatives for this project which could include combinations of existing cash flows, project financing or project partners. Management sees the Horizon Project as a significant in-house long reserve life asset to be exploited in a disciplined timeframe using a prudent capital structure.

In December, 2001, we completed the construction of an extension to our wholly-owned ECHO Pipeline System which allows us to transport additional hot, unblended heavy oil to our sales facilities at Hardisty, Alberta. As the ECHO Pipeline System is a high temperature, insulated pipeline, this expansion eliminates the requirement for field condensate blending. It also allows us to transport our own production volumes at a reduced operating cost as compared to other transportation alternatives and provides an opportunity for third party transportation revenue.

Also in December, 2001, due to low oil prices and unusually high heavy oil differentials, we proactively curtailed our heavy oil production by approximately 15 MBbl/d and delayed our heavy oil drilling program for 2002 with only 20 wells expected to be drilled in the period. We also extended our Primrose cyclic steam cycles which resulted in delays of associated oil recovery cycles until late in the second quarter of 2002.

Industry Environment

As a result of a variety of global factors including the economic slowdown, energy prices declined during the fourth quarter of 2001. Specifically, in the fourth quarter, crude oil (West Texas Intermediate, "WTI") prices averaged US$20.42/Bbl. This compares to an average of US$26.57/Bbl in the third quarter. Over the same period, heavy oil differentials (WTI—Lloyd blend) averaged US$10.13/Bbl during the fourth quarter, compared to an average of US$8.10/Bbl during the third quarter of 2001. Finally, natural gas (AECO) prices averaged US$2.08/MMBtu in the fourth quarter, compared to an average of US$2.56/MMBtu in the third quarter of 2001.

In light of the decline in market conditions for most of our products, we expect that our net earnings and cash flow provided from operating activities for the fourth quarter of 2001 will be lower than reported for the third quarter of 2001 and the fourth quarter of 2000.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately US$393.9 million, after deducting the underwriting discount and estimated expenses of the offering. The net proceeds received by us from the sale of the Notes will be used primarily to repay bank indebtedness. The balance, if any, will be used to fund expenditures relating to our primary areas of operations in North America, the North Sea and West Africa. The net proceeds that are not utilized immediately will be invested in short-term marketable securities.

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated capitalization as at September 30, 2001 on an actual basis and as at September 30, 2001 on an as adjusted basis to give effect to the issuance and sale of the Notes and the application of the net proceeds to be received from the offering, as described above in "Use of Proceeds." You should read this table together with our audited consolidated financial statements for the year ended December 31, 2000 and our unaudited consolidated financial statements for the three months and the nine months ended September 30, 2001 incorporated by reference in the accompanying prospectus and attached as Appendix SA to this prospectus supplement.

	September 30, 2001	
	Actual	As Adjusted
	(in millions of dollars)	
Cash and cash equivalents	$ 35.0	$ 34.4
Long-term debt (including current portion):		
Credit facilities	$1,125.5[1]	$ 503.0[1]
Medium term notes	250.0	250.0
Senior unsecured notes:		
6.95% notes due September 30, 2003	47.4	47.4
6.42% notes due May 27, 2004	63.2	63.2
6.50% notes due May 1, 2008	79.0	79.0
Adjustable rate notes due May 27, 2009	146.8	146.8
6.70% notes due July 15, 2011	631.5	631.5
Notes offered hereby	—	631.5
Total long-term debt	2,343.4	2,352.4
Shareholders' equity:		
Preferred securities: 8.30% subordinated notes[2]	118.3	118.3
Share capital:		
Class 1 preferred shares, $10 par value: 200,000 shares authorized; nil shares issued and outstanding	—	—
Common shares, no par value: unlimited shares authorized; 121 million shares issued and outstanding[3]	1,693.9	1,693.9
Retained earnings	1,939.5	1,939.5
Total shareholders' equity	3,751.7	3,751.7
Total capitalization	$6,095.1	$6,104.1

(1) Does not include approximately $350 million of bank indebtedness incurred in connection with property acquisitions and other transactions completed in the fourth quarter of 2001.

(2) Under U.S. GAAP, preferred securities would be included as long-term debt rather than shareholders' equity.

(3) Does not include 12.4 million shares issuable upon the exercise of outstanding options as of September 30, 2001.

CREDIT RATINGS

Our unsecured long-term debt securities are rated "Baa1" by Moody's Investors Service, Inc. ("Moody's"), "BBB+" with a positive outlook by Standard & Poor's Corporation ("S&P") and "BBB (high)" with a stable trend by Dominion Bond Rating Service Limited ("DBRS"). Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated Baa1 are considered as medium-grade obligations, they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such securities lack outstanding investment characteristics and in fact have speculative characteristics as well. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the notes. The ratings from AA to B may be modified by the addition of a plus (+) or minus (−) sign to show relative standing within the major rating categories.

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category. The "high" and "low" grades are not used for the AAA category.

The credit ratings accorded to our debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

PRO FORMA INTEREST COVERAGE

The following pro forma coverage ratios have been prepared in accordance with Canadian securities law requirements and are included in this prospectus supplement in accordance with Canadian disclosure requirements.

The following pro forma coverage ratios are calculated on a consolidated basis for the 12 month periods ending September 30, 2001 and December 31, 2000. The following pro forma ratios have been calculated to give effect to the issue of the Notes pursuant to this prospectus supplement, and the application of the estimated net proceeds to repay debt as discussed under "Use of Proceeds" as if repayments had occurred at the beginning of the respective periods. The pro forma interest coverage ratios set forth below do not purport to be indicative of the actual interest coverage ratios that would have occurred if each of the foregoing events had actually occurred on the foregoing dates, nor to be indicative of interest coverage ratios for any future periods.

	Pro Forma September 30, 2001	Pro Forma December 31, 2000
Interest coverage on long-term debt (times):		
Earnings(1)	9.3	8.9
Cash flow from operations(2)	14.7	12.8

(1) Interest coverage on long-term debt on an earnings basis is equal to net earnings plus taxes and interest on long-term debt; divided by interest on long-term debt.

(2) Interest coverage on long-term debt on a cash flow from operations basis is equal to cash flow from operations plus current taxes and interest on long-term debt; divided by interest on long-term debt.

The pro forma earnings coverage ratio for the year ended December 31, 2000 after giving effect to the acquisition of Ranger as if it had occurred on January 1, 2000 and the issue of Notes pursuant to this prospectus supplement would be 8.4.

Under U.S. GAAP, preferred securities would be included as long-term debt rather than shareholders' equity and preferred securities charges would be included as interest expense rather than charges against shareholders' equity. Accordingly, under U.S. GAAP, the pro forma earnings coverage ratio for the 12 month periods ending at September 30, 2001 and December 31, 2000 and the pro forma earnings coverage ratio for the year ended December 31, 2000 would be 8.8, 8.7 and 8.2, respectively, and the pro forma cash flow coverage ratio for the 12 month periods ending at September 30, 2001 and December 31, 2000 would be 13.8 and 12.4, respectively.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the Notes supplements, and to the extent inconsistent with, replaces, the description of the debt securities set forth under "Description of Debt Securities" in the accompanying prospectus and should be read in conjunction with that description.

General

The Notes will be our direct unsecured obligations, initially will be issued in an aggregate principal amount of US$400,000,000, will mature on January 15, 2032 and will rank *pari passu* with all of our other unsubordinated and unsecured indebtedness.

The Notes will bear interest at the rate of 7.2% per annum from January 23, 2002, or from the most recent date to which interest has been paid or provided for, payable semi-annually on January 15 and July 15 of each year, commencing July 15, 2002 to the Persons in whose names the Notes are registered at the close of business on the preceding January 1 or July 1, respectively.

We may from time to time without notice to, or the consent of, the holders of the Notes, create and issue additional notes under the Indenture, equal in rank to the Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes or except for the first payments of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the Notes and have the same terms as to status, redemption or otherwise as the Notes. In the event that additional notes are issued, we will prepare a new prospectus supplement.

Payment on the principal, premium, if any, and interest will be made in United States dollars. The Notes will not be entitled to the benefits of any sinking fund.

Optional Redemption

The Notes will be redeemable in whole or in part at any time, at our option, at a redemption price equal to the greater of: (1) 100% of the principal amount of the Notes, or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of any portion of the payments of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the Treasury Yield plus 35 basis points for the Notes, in each case together with accrued interest to the date of redemption. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Holders of Notes to be redeemed will receive notice of redemption by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

Unless we default in the payment of the redemption price, on or after the redemption date, interest will cease to accrue on the Notes or the portions of the Notes called for redemption.

"*Comparable Treasury Issue*" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

"*Comparable Treasury Price*" means (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

"*Independent Investment Banker*" means one of the Reference Treasury Dealers selected by the Trustee after consultation with us or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by the Trustee after consultation with us.

"*Reference Treasury Dealer*" means (A) Salomon Smith Barney Inc., or its successors; provided, however, that if it ceases to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), we will substitute for it another Primary Treasury Dealer, and (B) any other Primary Treasury Dealer selected by the Trustee after consultation with us.

"*Reference Treasury Dealer Quotations*" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

"*Treasury Yield*" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

Book-Entry System

The Depository Trust Company (the "Depository") will act as securities depository for the Notes. The Notes will be represented by one or more registered global Notes (collectively, the "Registered Global Securities") registered in the name of Cede & Co. (the Depository's partnership nominee) or such other name as may be requested by an authorized representative of the Depository. The provisions set forth under "Description of Debt Securities—Registered Global Securities" in the accompanying prospectus will be applicable to the Notes. Accordingly, beneficial interests in the Notes will be shown on, and transfers of the Notes will be effected, only through, records maintained by the Depository and its Direct and Indirect Participants (defined below). Except as described under "Description of Debt Securities—Registered Global Securities" in the accompanying prospectus, owners of beneficial interests in the Registered Global Securities representing the Notes will not be entitled to receive Notes in definitive form and will not be considered Holders of Notes under the Indenture.

The following is based on information furnished by the Depositary:

The Depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934. The Depository holds securities that its participants ("Direct Participants") deposit with the Depository. The Depository also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include: securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.

The Depository is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the Depository's system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depository and Direct and Indirect Participants are on file with the SEC.

Purchases of Notes under the Depository's system must be made by or through Direct Participants, which will receive a credit for such Notes on the Depository's records. The ownership interest of each actual purchaser of Notes represented by the Registered Global Securities ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depository of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in the Registered Global Securities representing the Notes are to be accomplished by entries made on the books of participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Registered Global Securities representing the Notes, except in the event that use of the

book-entry system for the Notes is discontinued or upon the occurrence of certain other events described in the accompanying prospectus.

To facilitate subsequent transfers, the Registered Global Securities, representing the Notes that are deposited by Direct Participants with the Depository, are registered in the name of the Depository's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of the Depository. The deposit of the Registered Global Securities with the Depository and its registration in the name of Cede & Co. or such other nominee does not effect any change in beneficial ownership. The Depository has no knowledge of the actual Beneficial Owners of the Registered Global Securities representing the Notes; the Depository's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct or Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Depository to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither the Depository nor Cede & Co. (nor any other Depository nominee) will consent or vote with respect to the Registered Global Securities representing the Notes. Under its usual procedures, the Depository mails an omnibus proxy (an "Omnibus Proxy") to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal, premium, if any, and interest payments on the Registered Global Securities representing the Notes will be made to Cede & Co., or such nominee as may be requested by an authorized representative of the Depository. The Depository's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depository's records, upon the Depository's receipt of funds and corresponding detail information from us or the Trustee on the payment date. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Direct and Indirect Participants and not of the Depository, the Trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depository) is our responsibility or the responsibility of the Trustee. Disbursement of such payments to Direct Participants is the responsibility of the Depository, and disbursement of such payments to the Beneficial Owners is the responsibility of the Direct and Indirect Participants. Neither we nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the Notes by the Depository or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depository or the Direct or Indirect Participants relating to ownership interests in the Notes or the disbursement of payments in respect of the Notes.

The Depository may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Notes in definitive form are required to be printed and delivered to each Holder.

We may decide to discontinue use of the system of book-entry transfers through the Depository (or a successor securities depository). In that event, Notes in definitive form will be printed and delivered.

The information in this section concerning the Depository and the Depository's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depository and any changes to these procedures that may be instituted unilaterally by the Depository.

CERTAIN INCOME TAX INFORMATION

The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the Notes having regard to their own particular circumstances, including any consequences of an investment in the Notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

In the opinion of Parlee McLaws LLP, our Canadian counsel, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax consequences to a purchaser of the Notes who, for purposes of the *Income Tax Act* (Canada) (the "Tax Act"), deals with Canadian Natural at arm's length, and is neither a resident of Canada nor deemed to be a resident of Canada (a "Non-Resident Holder"). This summary is based on the current provisions of the Tax Act and the regulations thereunder, counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency (the "CCRA"), and all specific proposals to amend the Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate changes in the law or in the administrative practices of the CCRA, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction outside Canada.

The payment by Canadian Natural of interest, premium, if any, or principal on the Notes to a Non-Resident Holder will be exempt from Canadian non-resident withholding tax under the Tax Act.

No other taxes on income (including capital gains) will be payable under the Tax Act in respect of the holding, redemption or disposition of the Notes or the receipt of interest, premium, if any, or principal thereon by Non-Resident Holders who do not use or hold and are not deemed to use or hold the Notes in carrying on business in Canada for the purposes of the Tax Act, except that in certain circumstances Non-Resident Holders who are non-resident insurers carrying on an insurance business in Canada and elsewhere may be subject to such taxes.

Certain U.S. Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of Notes by United States persons (as defined below) who purchase Notes in this offering at the issue price set forth on the cover of this prospectus supplement and who hold the notes as capital assets ("U.S. Holders") within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons holding the Notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Holders whose "functional currency" is not the U.S. dollar, and holders who are not U.S. Holders. The discussion is based upon the provisions of the Code and United States Treasury regulations, rulings and judicial decisions under the Code as of the date of this prospectus supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (the "IRS") will take a similar view as to any of the tax consequences described in this summary.

PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE OR OF ANY LOCAL OR FOREIGN TAXING JURISDICTION.

As used in this section, the term "United States person" means a beneficial owner of a Note that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision of the United States, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (A) which is subject to the supervision of a court within the United States and the control of a United States person, or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and validly elected to continue to be so treated under applicable United States Treasury regulations.

Payments of Interest

Interest on a Note will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes. In addition to interest on the Notes, a U.S. Holder would be required to include as income any Canadian withholding taxes and any additional amounts we may pay as a result of the imposition of Canadian withholding taxes. As a result, a U.S. Holder may be required to include more amounts in gross income than the amount of cash it actually receives.

A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income on a Note generally will constitute foreign source income and be considered "passive income" or "financial services income." If the applicable rate of Canadian withholding tax is 5% or more, interest on the Notes will be treated as "high withholding tax interest." The rules governing the foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

Original Issue Discount

It is not expected that the Notes will be issued with original issue discount. If, however, the Notes are issued with more than a de minimis amount of original issue discount, then such original issue discount would be treated for U.S. federal income tax purposes as accruing over the Notes' term as interest income of the U.S. Holders. A U.S. Holder's adjusted tax basis in a Note would be increased by the amount of any original issue discount included in its gross income. In compliance with United States Treasury regulations, if we determine that the Notes have original issue discount, we will provide certain information to the IRS and/or U.S. Holders that is relevant to determining the amount of original issue discount in each accrual period.

Sale, Exchange or Retirement of the Notes

Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize a taxable gain or loss equal to the difference between the amount realized (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder's adjusted tax basis in the Note. Such gain or loss generally will constitute a long term capital gain or loss if the Note was held by such U.S. Holder for more than one year and otherwise will be short term capital gain or loss. Under current law, net capital gains of non-corporate taxpayers (including individuals) are, under some circumstances, taxed at lower rates than items of ordinary income. Somewhat lower capital gains tax rates may apply to the sale by non-corporate taxpayers (including individuals) of Notes acquired, or deemed acquired, after December 31, 2000 and held for more than

five years. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident (as defined in Section 865 of the Code), any such gain or loss will be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of principal and interest on a Note and payments of the proceeds of sale to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund to the extent it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

UNDERWRITING

Salomon Smith Barney Inc. is acting as sole bookrunner of the offering and, together with Deutsche Banc Alex. Brown Inc., is acting as representative of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of Notes set forth opposite the underwriter's name.

Underwriter	Principal Amount of Notes
Salomon Smith Barney Inc.	US$160,000,000
Deutsche Banc Alex. Brown Inc.	60,000,000
Banc of America Securities LLC	34,000,000
J.P. Morgan Securities Inc.	34,000,000
BMO Nesbitt Burns Corp.	16,000,000
CIBC World Markets Corp.	16,000,000
Lehman Brothers Inc.	16,000,000
RBC Dominion Securities Corporation	16,000,000
Scotia Capital (USA) Inc.	16,000,000
TD Securities (USA) Inc.	16,000,000
UBS Warburg LLC	16,000,000
Total	US$400,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

The underwriters propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to dealers at the public offering price less a concession not to exceed 0.500% of the principal amount of the Notes. The underwriters may allow, and dealers may reallow a concession not to exceed 0.250% of the principal amount of the Notes on sales to other dealers. After the initial offering of the Notes to the public, the representatives may change the public offering price and concessions.

The following table shows the underwriting discount that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes).

	Paid by Canadian Natural
Per Note	0.875%

In connection with this offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the Notes in excess of the principal amount of the Notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney, in covering syndicate short positions or making stabilizing purchases, repurchases Notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expense for this offering will be US$0.4 million (not including the underwriting discount).

The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Certain of the underwriters are affiliated with entities that are agents for and members of syndicates of lenders which made available revolving and term facilities to us. We are in compliance in all material respects with the terms of the agreements governing such facilities.

Each of Salomon Smith Barney Inc., Deutsche Banc Alex. Brown Inc., Banc of America Securities LLC, J.P. Morgan Securities Inc., BMO Nesbitt Burns Corp., CIBC World Markets Corp., RBC Dominion Securities Corporation, Scotia Capital (USA) Inc. and TD Securities (USA) Inc. is, directly or indirectly, a majority owned subsidiary of a bank that is currently a lender to us (the "Lenders"). We were indebted to the Lenders for approximately $1.0 billion as of September 30, 2001 under various credit facilities, representing approximately 39% of our total indebtedness as of that date. We are in compliance with the terms of such credit facilities and none of the banks affiliated with the underwriters referred to above were involved in the decision to offer the Notes or in the determination of the terms of the distribution of the Notes.

As a consequence of the sale of the Notes, each of the underwriters will receive a commission on the principal amount of Notes sold by it and it is currently anticipated that the banks affiliated with certain of the underwriters will receive more than 10% of the net proceeds from the sale of the Notes as repayment of indebtedness. Because more than 10% of the proceeds of this offering, not including underwriting compensation, will be received by entities who are affiliated with National Association of Securities Dealers, Inc. members who are participating in this offering, this offering is being conducted in compliance with the NASD Conduct Rule 2710(c)(8). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody's rating service or BBB or better by Standard & Poor's rating service. See "Use of Proceeds" and "Credit Ratings" in this prospectus supplement.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities. The Notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada (other than the Province of Alberta) and may not be, directly or indirectly, offered, sold or delivered in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any Notes purchased by it in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

LEGAL MATTERS

The validity of the Notes will be passed upon for us by Parlee McLaws LLP, Calgary, Alberta, and by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York, and certain United States legal matters will be passed upon for the underwriters by Shearman & Sterling, Toronto, Ontario and New York, New York. As to all matters of Canadian federal and Alberta law, Paul, Weiss, Rifkind, Wharton & Garrison may rely upon the opinion of Parlee McLaws LLP. As to all matters of U.S. federal and New York law, Parlee McLaws LLP may rely upon the opinion of Paul, Weiss, Rifkind, Wharton & Garrison.

Mr. Gordon M. Adams, our Corporate Secretary, is a partner of Parlee McLaws LLP. The partners and associates of Parlee McLaws LLP and Paul, Weiss, Rifkind, Wharton & Garrison as a group beneficially own, directly or indirectly, less than one percent of our outstanding securities.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") of the financial condition and results of operations should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2001 and the MD&A and audited consolidated financial statements for the year ended December 31, 2000.

Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

Financial Highlights

	Three Months Ended			Nine Months Ended	
($ millions, except per share amounts)	**September 30 2001**	June 30 2001	September 30 2000	**September 30 2001**	September 30 2000
Gross revenue	**$ 806**	$ 973	$ 1,004	**$ 2,900**	$ 2,192
Cash flow attributable to common shareholders (1)	**$ 437**	$ 528	$ 587	**$ 1,594**	$ 1,331
Per share – basic	**$ 3.63**	$ 4.36	$ 4.97	**$ 13.14**	$ 11.58
– diluted	**$ 3.50**	$ 4.18	$ 4.80	**$ 12.62**	$ 11.25
Net earnings attributable to common shareholders (1)	**$ 132**	$ 249	$ 241	**$ 646**	$ 559
Per share – basic	**$ 1.10**	$ 2.06	$ 2.04	**$ 5.33**	$ 4.86
– diluted	**$ 1.08**	$ 1.97	$ 1.97	**$ 5.13**	$ 4.73
Capital expenditures, net of dispositions	**$ 352**	$ 368	$ 222	**$ 1,355**	$ 941
Acquisition of Ranger Oil Limited	**$ –**	$ –	$ 1,687	**$ –**	$ 1,687

(1) After dividend on preferred securities

Operating Highlights

	Three Months Ended			Nine Months Ended	
	September 30 2001	June 30 2001	September 30 2000	**September 30 2001**	September 30 2000
Oil and liquids					
Daily production (bbls)	**207,065**	214,716	206,696	**209,128**	163,807
Sales price	**$ 28.37**	$ 25.32	$ 35.23	**$ 25.28**	$ 31.91
Royalties	**2.47**	2.42	3.36	**2.41**	3.14
Operating costs	**7.10**	7.32	6.97	**7.43**	5.87
Netback ($/bbl)	**$ 18.80**	$ 15.58	$ 24.90	**$ 15.44**	$ 22.90
Natural gas					
Daily production (mmcf)	**923.8**	884.6	844.5	**886.7**	781.8
Sales price	**$ 3.12**	$ 5.93	$ 4.30	**$ 6.01**	$ 3.55
Royalties	**0.67**	1.47	1.05	**1.49**	0.81
Operating costs	**0.50**	0.50	0.45	**0.50**	0.43
Netback ($/mcf)	**$ 1.95**	$ 3.96	$ 2.80	**$ 4.02**	$ 2.31
Barrel of oil equivalent (6:1)					
Daily production (boe)	**361,029**	362,154	347,447	**356,905**	294,107
Sales price	**$ 24.25**	$ 29.54	$ 31.40	**$ 29.76**	$ 27.20
Royalties	**3.14**	5.03	4.54	**5.10**	3.89
Operating costs	**5.36**	5.57	5.25	**5.60**	4.41
Netback ($/boe)	**$ 15.75**	$ 18.94	$ 21.61	**$ 19.06**	$ 18.90

Cash flow and net earnings for the nine months ended September 30, 2001, increased over the comparable period in 2000 due to higher year to date natural gas prices and increased production volumes. Third quarter 2001 cash flow and net earnings decreased from second quarter 2001 due mainly to the effects of weaker market prices for natural gas and lower oil and liquids production during the quarter.

Daily Production

	Three Months Ended			Nine Months Ended	
	September 30 2001	June 30 2001	September 30 2000	**September 30 2001**	September 30 2000
Oil and liquids (bbls/day)					
North America	**162,890**	168,938	165,342	**169,261**	149,922
North Sea	**40,356**	41,556	37,686	**36,422**	12,653
Other International	**3,819**	4,222	3,668	**3,445**	1,232
Total	**207,065**	214,716	206,696	**209,128**	163,807
Natural gas (mmcf/day)					
North America	**905.7**	872.6	838.8	**876.6**	779.9
North Sea	**18.1**	12.0	5.7	**10.1**	1.9
Total	**923.8**	884.6	844.5	**886.7**	781.8

Production increased over the first nine months of 2000 due to the acquisition of Ranger Oil Limited ("Ranger") completed in the third quarter of 2000. North America third quarter 2001 oil and liquids production decreased from second quarter 2001 due to the focus on natural gas drilling and a deferral of steam stimulation of thermal heavy oil production during the first half of the year. North America third quarter 2001 natural gas production increased from the second quarter 2001 due to the completion and tie-in of the first Ladyfern well in late June and the second well at Ladyfern in early August. Production from the Ladyfern field continues to be restricted by pipeline capacity.

Product Prices

	Three Months Ended			Nine Months Ended	
	September 30 2001	June 30 2001	September 30 2000	**September 30 2001**	September 30 2000
Oil and liquids ($/bbl)					
North America	**$ 26.02**	$ 20.59	$ 32.54	**$ 21.77**	$ 30.60
North Sea	**$ 37.28**	$ 43.07	$ 45.22	**$ 40.41**	$ 45.22
Other International	**$ 34.66**	$ 39.75	$ 54.05	**$ 38.03**	$ 54.05
Company average	**$ 28.37**	$ 25.32	$ 35.23	**$ 25.28**	$ 31.91
Natural gas ($/mcf)					
North America	**$ 3.13**	$ 5.99	$ 4.30	**$ 6.05**	$ 3.54
North Sea	**$ 2.51**	$ 1.74	$ 3.65	**$ 2.21**	$ 3.65
Company average	**$ 3.12**	$ 5.93	$ 4.30	**$ 6.01**	$ 3.55

North America realized oil price for the nine months ended September 30, 2001 decreased from the comparable period in 2000 primarily as a result of wider heavy oil differentials, averaging US $10.93 per barrel in the first nine months of 2001 compared to US $6.12 per barrel for first nine months of 2000. Oil market prices declined throughout the third quarter, but the Company's realized oil price in the third quarter 2001 improved due to the narrowing of the heavy oil differential from US $11.70 per barrel in the second quarter to US $8.10 per barrel and a reduction in the cost of condensate used to blend heavy oil. North America realized natural gas price increased in the first nine months of 2001 over the comparable period in 2000 due to a tighter supply environment in the first half of the year. Realized natural gas prices continued to decrease in the third quarter 2001 due to a decrease in market demand for natural gas.

Arrangements entered into by the Company to fix a portion of the price realized from the sale of oil reduced the price by $0.22 per barrel in the quarter ended September 30, 2001 ($0.43 and $1.98 reduction per barrel, respectively, in the quarters ended June 30, 2001 and September 30, 2000). The price realized from the sale of natural gas was reduced by $0.10 per mcf in the third quarter 2001 ($0.31 and $0.46 reduction per mcf, respectively, in the quarters ended June 30, 2001 and September 30, 2000).

Royalties

	Three Months Ended			Nine Months Ended	
	September 30 2001	June 30 2001	September 30 2000	**September 30 2001**	September 30 2000
Oil and liquids ($/bbl)					
North America	**$ 2.61**	$ 2.51	$ 3.74	**$ 2.47**	$ 3.26
North Sea	**$ 1.97**	$ 2.23	$ 2.00	**$ 2.29**	$ 2.00
Other International	**$ 2.03**	$ 0.65	$ –	**$ 1.02**	$ –
Natural gas ($/mcf)					
North America	**$ 0.68**	$ 1.49	$ 1.05	**$ 1.50**	$ 0.81
Company average ($/boe)	**$ 3.14**	$ 5.03	$ 4.54	**$ 5.10**	$ 3.89

Oil and liquids royalties declined in North America for the first nine months of 2001 from the comparable period in 2000 due to lower prices and increased production of heavy and thermal heavy oil which qualifies for a lower royalty structure. Natural gas royalties increased from the first nine months of 2000 due to the overall increase in natural gas prices. In the third quarter of 2001, North America oil and liquids royalties have increased over second quarter 2001 due to higher realized prices as a result of the narrower heavy oil differential.

North Sea oil and liquids royalties per boe increased for the first nine months of 2001 because production from the Banff and Kyle non royalty paying fields did not recommence production until the second quarter of 2001. In the third quarter royalties decreased as a result of lower realized prices.

Production Expenses

	Three Months Ended			Nine Months Ended	
	September 30 2001	June 30 2001	September 30 2000	**September 30 2001**	September 30 2000
Oil and liquids ($/bbl)					
North America	**$ 6.57**	$ 6.80	$ 6.13	**$ 6.89**	$ 5.45
North Sea	**$ 8.09**	$ 8.42	$ 9.13	**$ 8.50**	$ 9.13
Other International	**$ 19.05**	$ 17.23	$ 22.75	**$ 22.61**	$ 22.75
Natural gas ($/mcf)					
North America	**$ 0.50**	$ 0.50	$ 0.45	**$ 0.50**	$ 0.43
North Sea	**$ 0.74**	$ 0.61	$ 0.84	**$ 0.69**	$ 0.84
Company average ($/boe)	**$ 5.36**	$ 5.57	$ 5.25	**$ 5.60**	$ 4.41

The increase in North America oil and natural gas production expenses from the first nine months of 2000 is attributable to higher associated costs for fuel, power and processing in the first half of the year. The cost of processing thermal heavy oil in Canada was also affected by the increased cost of natural gas used to produce steam to heat the oil formation. In the third quarter 2001, lower fuel and natural gas costs have resulted in reduced oil and liquids production expenses. North Sea production expenses per boe decreased from the second quarter and prior year primarily due to lower operating costs associated with new production from the Banff and Kyle fields. Other International operating costs are mainly fixed in nature and therefore increased on a per barrel basis due to decreased oil production volumes from the Kiame field in Angola.

Depletion, Depreciation and Amortization

	Three Months Ended			Nine Months Ended	
	September 30 2001	June 30 2001	September 30 2000	**September 30 2001**	September 30 2000
Expense ($ millions)	**$ 236.2**	$ 217.1	$ 186.5	**$ 661.4**	$ 442.4
$/boe	**$ 7.11**	$ 6.59	$ 5.83	**$ 6.78**	$ 5.49

Depletion costs increased in the first nine months of 2001 over the comparable period in 2000 due to higher costs associated with the Company's increased emphasis on natural gas drilling and completion in North America and higher depletion costs in the North Sea and Other International segments acquired with Ranger. Per unit depletion costs increased in third quarter 2001 mainly due to higher depletion on properties in the United States and an increase in the expected abandonment costs associated with the Kiame field in Angola.

Administration Expense

	Three Months Ended			Nine Months Ended	
	September 30 2001	June 30 2001	September 30 2000	**September 30 2001**	September 30 2000
Net expense ($ millions)	**$ 9.4**	$ 7.9	$ 5.7	**$ 25.6**	$ 16.9
$/boe	**$ 0.28**	$ 0.24	$ 0.18	**$ 0.26**	$ 0.21

September 2001 year to date administration costs have increased from the comparable period in 2000 due to increased staffing levels associated with the Ranger acquisition. Costs increased in the third quarter of 2001 reflecting lower recoveries related to the capital program.

Interest Expense

	Three Months Ended			Nine Months Ended	
	September 30 2001	June 30 2001	September 30 2000	**September 30 2001**	September 30 2000
Interest expense ($ millions)	**$ 32.2**	$ 34.8	$ 51.1	**$ 106.4**	$ 116.5
$/boe	**$ 0.97**	$ 1.05	$ 1.60	**$ 1.09**	$ 1.45
Average interest rate	**5.35%**	5.63%	6.56%	**5.74%**	6.25%

Interest expense decreased from the first nine months of 2000 and in the third quarter due to lower debt levels and declining interest rates.

Taxes

	Three Months Ended			Nine Months Ended	
($ millions)	**September 30 2001**	June 30 2001	September 30 2000	**September 30 2001**	September 30 2000
Taxes other than income tax					
Current	**$ 21.1**	$ 21.0	$ 21.6	**$ 59.2**	$ 27.2
Deferred	**$ (1.3)**	$ (0.7)	$ (4.0)	**$ (1.2)**	$ (4.0)
Current income tax					
North Sea	**$ 16.5**	$ 25.2	$ 19.5	**$ 51.5**	$ 19.5
Large corporation tax	**$ 3.2**	$ 3.3	$ 4.5	**$ 10.4**	$ 10.1
Future income tax	**$ 61.0**	$ 64.5	$ 164.5	**$ 280.7**	$ 333.9
Effective tax rate	**37.6%**	27.0%	43.7%	**34.5%**	39.3%

North Sea current income tax decreased in third quarter 2001 due to decreased earnings before taxes.

Future income tax expense for the nine months ended September 30, 2001 decreased over the comparable period of the previous year due to a reduction in the Alberta corporate income tax rate effective second quarter 2001 and the recognition of the associated $46 million one time reduction in the future income tax liability in that quarter. The future income tax expense decreased from third quarter 2000 as a result of lower earnings before taxes.

Liquidity and Capital Resources

($ millions)	**September 30 2001**	June 30 2001	December 31 2000	September 30 2000
Working capital deficit (surplus)	**$ 154.1**	$ 113.9	$ 77.3	$ (3.9)
Long-term debt	**$ 2,311.8**	$ 2,369.1	$ 2,454.5	$ 2,908.8
Shareholders' equity				
Preferred securities	**$ 118.3**	$ 118.3	$ 118.3	$ 118.3
Share capital and contributed surplus	**$ 1,693.9**	$ 1,683.9	$ 1,692.6	$ 1,681.0
Retained earnings	**$ 1,939.5**	$ 1,832.1	$ 1,406.0	$ 1,182.8
Total shareholders' equity	**$ 3,751.7**	$ 3,634.3	$ 3,216.9	$ 2,982.1
Debt to cash flow (1) (2)	**1.1x**	1.1x	1.3x	1.9x
Debt to book capitalization (1)	**40.1%**	41.4%	45.4%	51.4%
Debt to market capitalization (1)	**33.0%**	30.4%	32.6%	32.2%
After tax return on average common shareholders' equity (2)	**26.4%**	32.1%	32.4%	30.7%
After tax return on average capital employed (2)	**16.4%**	19.2%	18.1%	17.3%

(1) Includes preferred securities as debt equivalents

(2) Based on trailing 12 months activity

Capital Expenditures

($ millions)	Three Months Ended September 30 2001	June 30 2001	September 30 2000	Nine Months Ended September 30 2001	September 30 2000
Acquisition of Ranger Oil Limited	$ –	$ –	$ 1,687.3	$ –	$ 1,687.3
Expenditures on property, plant and equipment					
Net property acquisitions (dispositions)	$ **24.6**	$ 55.5	$ (11.3)	$ **270.8**	$ 242.9
Land acquisition and retention	**35.8**	21.5	13.7	**85.0**	34.0
Seismic evaluations	**8.6**	20.2	10.2	**65.8**	22.4
Well drilling, completion and equipping	**153.6**	152.8	131.5	**534.8**	398.2
Pipeline and production facilities	**109.7**	105.0	76.7	**326.1**	237.5
Total net reserve replacement expenditures	$ **332.3**	$ 355.0	$ 220.8	$ **1,282.5**	$ 935.0
Midstream operations	**16.1**	6.8	–	**51.8**	–
Oil sands	**1.9**	4.8	–	**15.8**	–
Head office	**1.8**	1.4	0.8	**4.7**	5.6
Total net capital expenditures	$ **352.1**	$ 368.0	$ 221.6	$ **1,354.8**	$ 940.6
By Segment					
North America	$ **297.0**	$ 255.4	$ 178.2	$ **1,130.5**	$ 897.2
North Sea	**32.2**	16.5	25.3	**63.5**	25.3
Other International	**22.9**	96.1	18.1	**160.8**	18.1
	$ **352.1**	$ 368.0	$ 221.6	$ **1,354.8**	$ 940.6

North America capital expenditures include the continuing development of the Ladyfern field with the tie-in of the second Ladyfern well and the completion of a third well waiting to be tied-in. Internationally, expenditures include the acquisition and development of the Acorn/Beechnut field in the North Sea, drilling of a third well in the Kyle field and the continuing development of the Espoir field located offshore West Africa.

Sensitivity Analysis

Annualized sensitivities to certain factors which would influence the Company's financial results are as follows:

	Cash Flow from Operations ($ millions)	Cash Flow from Operations (per share) (basic)	Net Earnings ($ millions)	Net Earnings (per share) (basic)
Price changes				
Oil – US $1.00/bbl (2)	$ 98	$ 0.81	$ 69	$ 0.57
Natural gas – Cdn $1.00/mcf (3)	$ 250	$ 2.06	$ 150	$ 1.23
Volume changes				
Oil – 10,000 bbls/day	$ 60	$ 0.50	$ 46	$ 0.38
Natural gas – 10 mmcf/day	$ 7	$ 0.06	$ 2	$ 0.02
Exchange rate change (4)				
$0.01 increase in Cdn $ in relation to US $	$ 42	$ 0.35	$ 27	$ 0.22
Interest rate change				
1%	$ 18	$ 0.14	$ 11	$ 0.09

(1) The sensitivities are calculated based on 2001 third quarter results.

(2) The impact of oil collars in place reduce the sensitivity of cash flow from operations to oil price changes below WTI US $19.00 to $72 million ($0.60 per share) and net earnings to $49 million ($0.40 per share).

(3) The impact of AECO priced natural gas collars in place reduce the sensitivity of cash flow from operations to natural gas prices below Cdn $3.23 to $209 million ($1.73 per share) and net earnings to $126 million ($1.04 per share).

(4) The impact of currency collars in place reduce the sensitivity of cash flow from operations to exchange rate changes above 1.59 US$/Cdn$ to $34 million ($0.28 per share) and net earnings to $22 million ($0.18 per share).

(5) For details of hedges in place, see financial statement note 6.

Netback Analysis

	Three Months Ended			Nine Months Ended	
	September 30 2001	June 30 2001	September 30 2000	September 30 2001	September 30 2000
Barrel of oil equivalent (6:1)					
Daily production (boe)	**361,029**	362,154	347,447	**356,905**	294,107
Sales price	**$ 24.25**	$ 29.54	$ 31.40	**$ 29.76**	$ 27.20
Royalties	**3.14**	5.03	4.54	**5.10**	3.89
Operating costs	**5.36**	5.57	5.25	**5.60**	4.41
Netback per boe	**15.75**	18.94	21.61	**19.06**	18.90
Administration	**0.28**	0.24	0.18	**0.26**	0.21
Interest	**0.97**	1.05	1.60	**1.09**	1.45
Foreign exchange loss (gain)	**0.02**	0.06	(0.04)	**0.02**	(0.01)
Taxes other than income tax	**0.64**	0.64	0.62	**0.61**	0.32
Current income tax (North Sea)	**0.49**	0.76	0.66	**0.53**	0.26
Current income tax (Large Corporation Tax)	**0.10**	0.10	0.14	**0.11**	0.12
Cash flow per boe	**$ 13.25**	$ 16.09	$ 18.45	**$ 16.44**	$ 16.55

	Nine Months Ended September 30, 2001			
	North America	North Sea	Other International	Total
Oil and liquids				
Daily production (bbls)	169,261	36,422	3,445	209,128
Sales price	$ 21.77	$ 40.41	$ 38.03	$ 25.28
Royalties	2.47	2.29	1.02	2.41
Operating costs	6.89	8.50	22.61	7.43
Netback ($/bbl)	$ 12.41	$ 29.62	$ 14.40	$ 15.44
Natural gas				
Daily production (mmcf)	876.6	10.1	–	886.7
Sales price	$ 6.05	$ 2.21	$ –	$ 6.01
Royalties	1.50	–	–	1.49
Operating costs	0.50	0.69	–	0.50
Netback ($/mcf)	$ 4.05	$ 1.52	$ –	$ 4.02
Barrel of oil equivalent (6:1)				
Daily production (boe)	315,355	38,105	3,445	356,905
Sales price	$ 28.53	$ 39.20	$ 38.03	$ 29.76
Royalties	5.50	2.19	1.02	5.10
Operating costs	5.09	8.30	22.61	5.60
Netback ($/boe)	$ 17.94	$ 28.71	$ 14.40	$ 19.06

CONSOLIDATED BALANCE SHEET

(millions of Canadian dollars)	September 30 2001 (unaudited)	December 31 2000 (audited)
ASSETS		
Current assets		
Cash	**$ 35.0**	$ 28.0
Accounts receivable and prepaid expenses	**511.8**	550.1
Inventories	**31.0**	33.9
	577.8	612.0
Property, plant and equipment, net	**7,943.1**	7,141.5
Deferred charges	**73.4**	22.1
	$ 8,594.3	$ 7,775.6
LIABILITIES		
Current liabilities		
Accounts payable	**$ 417.8**	$ 301.1
Accrued liabilities	**282.5**	371.7
Current portion of long-term debt (note 3)	**31.6**	16.5
	731.9	689.3
Long-term debt (note 3)	**2,311.8**	2,454.5
Future site restoration	**190.1**	170.5
Future income tax (note 4)	**1,608.8**	1,244.4
	4,842.6	4,558.7
SHAREHOLDERS' EQUITY		
Preferred securities	**118.3**	118.3
Share capital and contributed surplus (note 5)	**1,693.9**	1,692.6
Retained earnings	**1,939.5**	1,406.0
	3,751.7	3,216.9
	$ 8,594.3	$ 7,775.6

CONSOLIDATED STATEMENT OF EARNINGS

(millions of Canadian dollars, except per share amounts) (unaudited)	Three Months Ended September 30 2001	2000	Nine Months Ended September 30 2001	2000
REVENUE				
Oil and natural gas	**$ 805.5**	$ 1,003.8	**$ 2,899.9**	$ 2,191.6
Less: royalties	**104.2**	145.2	**497.1**	313.6
	701.3	858.6	**2,402.8**	1,878.0
EXPENSES				
Production	**178.1**	167.6	**546.0**	355.1
Depletion, depreciation and amortization	**236.2**	186.5	**661.4**	442.4
Administration	**9.4**	5.7	**25.6**	16.9
Interest	**32.2**	51.1	**106.4**	116.5
Foreign exchange loss (gain)	**11.2**	(1.0)	**12.3**	–
	467.1	409.9	**1,351.7**	930.9
EARNINGS BEFORE TAXES	**234.2**	448.7	**1,051.1**	947.1
Taxes other than income tax	**19.8**	17.6	**58.0**	23.2
Current income tax	**19.7**	24.0	**61.9**	29.6
Future income tax (note 4)	**61.0**	164.5	**280.7**	333.9
NET EARNINGS	**133.7**	242.6	**650.5**	560.4
Dividend on preferred securities, net of tax	**(1.4)**	(1.4)	**(4.3)**	(1.4)
NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS	**$ 132.3**	$ 241.2	**$ 646.2**	$ 559.0
PER COMMON SHARE (note 2)				
Basic	**$ 1.10**	$ 2.04	**$ 5.33**	$ 4.86
Diluted	**$ 1.08**	$ 1.97	**$ 5.13**	$ 4.73
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (thousands) (note 2)				
Basic			**121,349**	114,905
Diluted			**126,912**	118,487

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(millions of Canadian dollars) (unaudited)	Nine Months Ended September 30 2001	2000
BALANCE – BEGINNING OF PERIOD	**$ 1,406.0**	$ 623.8
Net earnings	**650.5**	560.4
Repurchase of common shares (note 5)	**(76.2)**	–
Dividend on common shares (note 5)	**(36.5)**	–
Dividend on preferred securities, net of tax	**(4.3)**	(1.4)
BALANCE – END OF PERIOD	**$ 1,939.5**	$ 1,182.8

CONSOLIDATED STATEMENT OF CASH FLOWS

(millions of Canadian dollars, except per share amounts) (unaudited)	Three Months Ended September 30 2001	2000	Nine Months Ended September 30 2001	2000
OPERATING ACTIVITIES				
Net earnings	**$ 133.7**	$ 242.6	**$ 650.5**	$ 560.4
Non-cash items				
Depletion, depreciation and amortization	**236.2**	186.5	**661.4**	442.4
Deferred petroleum revenue tax (recovery)	**(1.3)**	(4.0)	**(1.2)**	(4.0)
Future income tax	**61.0**	164.5	**280.7**	333.9
Unrealized foreign exchange loss	**10.4**	0.2	**10.6**	0.7
Cash flow provided from operating activities	**440.0**	589.8	**1,602.0**	1,333.4
Net change in non-cash working capital	**16.7**	(40.6)	**(9.6)**	(66.4)
	456.7	549.2	**1,592.4**	1,267.0
FINANCING ACTIVITIES				
Increase (decrease) in long-term debt	**(94.6)**	438.1	**(189.5)**	373.7
Issue of capital stock	**16.0**	13.3	**38.3**	54.1
Repurchase of common shares	**(18.7)**	–	**(113.3)**	–
Dividend on common shares	**(12.1)**	–	**(24.3)**	–
Dividend on preferred securities	**(2.6)**	(2.5)	**(7.7)**	(2.5)
Net change in non-cash working capital	**8.3**	(34.2)	**7.5**	(32.3)
	(103.7)	414.7	**(289.0)**	393.0
INVESTING ACTIVITIES				
Expenditures on property, plant and equipment	**(354.0)**	(243.0)	**(1,369.2)**	(966.9)
Corporate acquisitions	**–**	(722.8)	**–**	(722.8)
Net proceeds on sale of property, plant and equipment	**1.9**	21.4	**14.4**	26.3
Net change in non-cash working capital	**2.1**	0.9	**58.4**	23.8
	(350.0)	(943.5)	**(1,296.4)**	(1,639.6)
INCREASE IN CASH	**3.0**	20.4	**7.0**	20.4
CASH – BEGINNING OF PERIOD	**32.0**	0.1	**28.0**	0.1
CASH – END OF PERIOD	**$ 35.0**	$ 20.5	**$ 35.0**	$ 20.5
Cash flow per share from operations attributable to common shareholders *(note 2)*				
Basic	**$ 3.63**	$ 4.97	**$ 13.14**	$ 11.58
Diluted	**$ 3.50**	$ 4.80	**$ 12.62**	$ 11.25
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Interest paid	**$ 25.8**	$ 39.5	**$ 99.0**	$ 109.8
Taxes paid	**$ 37.8**	$ 26.2	**$ 118.5**	$ 38.2

(tabular amounts in millions of Canadian dollars, unless otherwise stated)

1. ACCOUNTING POLICIES

The interim consolidated financial statements of Canadian Natural Resources Limited (the "Company") have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of the Company as at December 31, 2000, except as described in note 2. The interim consolidated financial statements contain disclosures which are supplemental to the Company's annual consolidated financial statements. Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto for the year ended December 31, 2000.

2. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2001, the Company adopted the Canadian Institute of Chartered Accountants' new accounting standard with respect to the calculation and disclosure of per share amounts. Under the new standard, the treasury stock method of calculating per share amounts is used whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

In computing diluted per share amounts, 5.6 million common shares were added for the nine months ended September 30, 2001 (September 30, 2000 – 3.6 million common shares) for the dilutive effect of employee stock options, warrants and preferred securities. Dividends on preferred securities were added back to net earnings and cash flow attributable to common shareholders in computing diluted per share amounts.

The new standard has been applied retroactively and prior periods have been restated. The new standard has no effect on basic per share amounts but does affect diluted per share amounts. Had the new standard not been adopted, fully diluted net earnings and cash flow attributable to common shareholders per share for the three months ended September 30, 2001 would have been $1.10 and $3.63 respectively, and for the nine months ended September 30, 2001, would have been $5.33 and $13.14.

3. LONG-TERM DEBT

	September 30 2001	December 31 2000
Bank Facilities		
Canadian dollar debt	$ 658.1	$ 1,445.7
US dollar debt (US $296 million)	467.4	444.0
Limited recourse loan	-	11.8
Medium term notes	250.0	250.0
US debt securities (US $400 million)	631.6	-
Senior unsecured notes (US $213 million)	336.3	319.5
	2,343.4	2,471.0
Amount due within one year	31.6	16.5
	$ 2,311.8	$ 2,454.5

Credit Facilities

(a) Bank Facilities

At September 30, 2001, the Company had unsecured bank credit facilities of approximately $1,837 million comprised of a $100 million operating demand facility, a revolving credit and term loan facility totaling $1,500 million and a revolving credit and term loan facility of US $150 million. During the nine months ended September 30, 2001, the Company had repaid and cancelled two credit facilities totaling $975 million as well as the limited recourse loan of $22.1 million.

(b) US Debt Securities

In July 2001, the Company authorized a US debt securities program in the aggregate principal amount of up to US $1 billion for issue in the United States. The notes bear interest as determined at the date of issue of the notes.

On July 24, 2001, the Company issued US $400 million of US Debt Securities, maturing July 15, 2011 bearing interest at 6.70%. In August 2001, the Company entered into four interest rate swap contracts which convert the fixed rate interest coupon into a floating interest rate (see Note 6 – Interest Rate Swaps).

(c) Medium Term Notes

In July 2001, the Company authorized a new medium term notes program in the aggregate principal amount of up to $1 billion for issue in Canada. The notes bear interest as determined at the date of issue of the notes. No amounts are currently drawn down under this program.

The Company has $250 million of medium term notes outstanding from a previous medium term note program.

4. INCOME TAXES

The Company's future income tax liability has been reduced by $46 million to reflect a reduction in the Alberta corporate income tax rate effective April 1, 2001. The effect of this reduction was recognized in the statement of earnings in the three months ended June 30, 2001.

5. SHARE CAPITAL AND CONTRIBUTED SURPLUS

	September 30 2001	December 31 2000
Common shares	$ 1,693.9	$ 1,688.0
Warrants	–	2.7
Contributed surplus	–	1.9
	$ 1,693.9	$ 1,692.6

Issued

	September 30, 2001	
	Number of Shares (000's)	Amount
Common shares		
Balance – January 1, 2001	122,279	$ 1,688.0
Exercise of stock options	840	24.8
Exercise of warrants	455	16.3
Repurchase of shares under Normal Course Issuer Bid	(2,538)	(35.2)
Balance – September 30, 2001	121,036	$ 1,693.9
Warrants		
Balance – January 1, 2001	465	$ 2.7
Exercised during the period	(455)	(2.7)
Expired during the period	(10)	(0.0)
Balance – September 30, 2001	–	$ –

Stock options

	September 30, 2001	
	Share Options (000's)	Weighted Average Exercise Price
Outstanding – January 1, 2001	10,664	$ 32.78
Granted	3,300	40.92
Exercised	(840)	29.54
Forfeited	(732)	38.73
Outstanding – September 30, 2001	12,392	$ 34.81
Exercisable – September 30, 2001	3,151	$ 30.64

Normal Course Issuer Bid

On January 17, 2001, the Company announced its intention to make a Normal Course Issuer Bid through the facilities of the Toronto Stock Exchange and the New York Stock Exchange to purchase up to 6,114,726 common shares or 5 percent of the outstanding common shares of the Company on the date of announcement during the 12 month period beginning January 22, 2001 and ending January 21, 2002. As at September 30, 2001, the Company had purchased 2,537,800 common shares for a total cost of $113.3 million.

Dividend policy

On January 17, 2001, the Company announced the payment of a regular quarterly dividend of $0.10 per common share payable in January, April, July and October of each year. The initial payment was made on April 1, 2001 with the third payment made on October 1, 2001 to shareholders of record on September 14, 2001.

6. FINANCIAL INSTRUMENTS

The Company uses certain derivative financial instruments to manage its foreign currency and commodity price exposures. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes. The Company has the following hedges outstanding:

	Term	Volume	Price	Index
Oil				
Oil price collars	Oct. 2001 – Dec. 2001	100,000 bbls/day	US $26.52 – US $30.44	WTI
	Jan. 2002 – Mar. 2002	31,000 bbls/day	US $19.00 – US $22.39	WTI
	Apr. 2002 – Jun. 2002	15,000 bbls/day	US $19.00 – US $22.63	WTI
	Jan. 2002 – Dec. 2002	35,500 bbls/day	US $20.55 – US $26.00	WTI
Brent differential swaps	Oct. 2001 – Dec. 2001	17,000 bbls/day	US $1.16	Dated Brent/WTI
	Jan. 2002 – Dec. 2002	15,000 bbls/day	US $1.38	Dated Brent/WTI
Natural Gas				
Sumas fixed	Oct. 2001 – Oct. 2002	20,000 mmbtu/day	Cdn $2.85	Sumas
Empress – NYMEX differential swap	Oct. 2001 – Oct. 2006	5,500 mmbtu/day	US $0.73	Empress/NYMEX
NYMEX swaps	Oct. 2001	30,000 mmbtu/day	US $1.75	NYMEX
	Oct. 2001 – Oct. 2006	10,000 mmbtu/day	Cdn $2.66	NYMEX
AECO collars	Jan. 2002 – Mar. 2002	90,000 GJ/day	Cdn $3.85 – Cdn $5.04	AECO
	Apr. 2002 – Jun. 2002	100,000 GJ/day	Cdn $3.75 – Cdn $4.62	AECO
	Jan. 2002 – Jun. 2002	100,000 GJ/day	Cdn $3.23 – Cdn $4.00	AECO

	Term	Amount ($ millions)	Average Exchange Rate (US $/Cdn $)
Foreign Currency			
Currency fixed	Oct. 2001 – Dec. 2001	US $11.4/month	1.33
	Jan. 2002 – Oct. 2002	US $0.4/month	1.37
Currency collars	Oct. 2001 – May 2003	US $4.2/month	1.43 – 1.53
	Oct. 2001 – Aug. 2004	US $25.0/month	1.51 – 1.59

	Term	Amount ($ millions)	Fixed Rate	Floating Rate
Interest Rate				
Swaps – fixed to floating	Oct. 2001 – Jul. 2004	US $200	6.70%	Libor + 2.09%
	Oct. 2001 – Jul. 2006	US $200	6.70%	Libor + 1.58%

7. SEGMENTED INFORMATION

	Three Months Ended September 30		Nine Months Ended September 30	
	2001	2000	**2001**	2000
Revenue				
North America	**$ 651.7**	$ 827.9	**$ 2,456.3**	$ 2,015.7
North Sea	**141.6**	157.7	**407.8**	157.7
Other International	**12.2**	18.2	**35.8**	18.2
	$ 805.5	$ 1,003.8	**$ 2,899.9**	$ 2,191.6
Net Earnings				
North America	**$ 116.1**	$ 167.1	**$ 553.9**	$ 484.9
North Sea	**22.2**	67.2	**101.3**	67.2
Other International	**(4.6)**	8.3	**(4.7)**	8.3
	133.7	242.6	**650.5**	560.4
Dividend on preferred securities, net of tax	**(1.4)**	(1.4)	**(4.3)**	(1.4)
Net Earnings Attributable to Common Shareholders	**$ 132.3**	$ 241.2	**$ 646.2**	$ 559.0
Additions to Property, Plant and Equipment				
North America	**$ 297.0**	$ 178.2	**$ 1,216.6**	$ 897.2
North Sea	**32.2**	25.3	**63.5**	25.3
Other International	**22.9**	18.1	**160.8**	18.1
	$ 352.1	$ 221.6	**$ 1,440.9**	$ 940.6

Property, plant and equipment and future income taxes payable have been increased by $86.1 million to provide for the tax effect of the acquisition of non-tax base assets in North America in first nine months of 2001.

Base Prospectus

CANADIAN NATURAL RESOURCES LIMITED

Debt Securities

Canadian Natural Resources Limited may offer for sale from time to time, debt securities in the aggregate principal amount of up to US$1,000,000,000 or its equivalent in any other currency or units based on or relating to foreign currencies during the 25 month period that this prospectus (including any amendments hereto) remains effective.

We will provide the specific terms of these securities and all information omitted from this prospectus in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting practices, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning the debt securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Alberta, some of our officers and directors and some of the experts named in this prospectus are Canadian residents, and most of our assets are located outside the United States.

The debt securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

July 6, 2001

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

In this prospectus, unless otherwise specified or the context otherwise indicates, references to "Canadian Natural", "us", "we" or "our" mean Canadian Natural Resources Limited and its subsidiaries, including its material operating subsidiaries and, where applicable, their respective interests in partnerships and other entities. References to "Ranger" means Ranger Oil Limited, its subsidiaries and its interests in partnerships and other entities prior to the acquisition by Canadian Natural. Unless otherwise specified, all dollar amounts contained in this prospectus are expressed in Canadian dollars, and references to "dollars", "Cdn$" or "$" are to Canadian dollars and all references to "US$" are to United States dollars.

All financial information included and incorporated by reference in this prospectus is determined using generally accepted accounting principles which are in effect from time to time in Canada, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States.

This prospectus is part of a registration statement on Form F-9 relating to the debt securities that we filed with the U.S. Securities and Exchange Commission ("SEC"). Under the shelf registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$1,000,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

WHERE YOU CAN FIND MORE INFORMATION

We furnish to the SEC and file with the Alberta Securities Commission (the "ASC"), a commission of authority in the Province of Alberta similar to the SEC, material change, annual and quarterly reports and other information. We are subject to the informational requirements of the U.S. Securities and Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance with the Exchange Act, we file reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, these reports and other information may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we furnish to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661, and Public Reference Room, 7 World Trade Center, New York, New York 10048. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the ASC allow us to "incorporate by reference" certain information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the ASC under the *Securities Act* (Alberta):

- our Annual Information Form dated April 17, 2001 and management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2000 incorporated by reference in the Annual Information Form;
- our Information Circular dated March 30, 2001 relating to the Annual Meeting of our Shareholders held on May 10, 2001, excluding those portions thereof which appear under the headings "Performance Graph" and "Statement of Corporate Governance Practices" (which portions shall be deemed not to be incorporated by reference in this prospectus);
- our audited comparative consolidated financial statements as at and for the year ended December 31, 2000, together with the auditors' report thereon;
- our interim report including unaudited comparative financial statements as at and for the three months ended March 31, 2001 and management's discussion and analysis incorporated in the interim report; and
- the audited comparative consolidated financial statements of Ranger Oil Limited as at and for the year ended December 31, 1999, together with the auditor's report thereon.

Any documents of the type referred to in the preceding paragraph, or similar material, including an Annual Information Form filed by us, all material change reports (excluding confidential reports, if any), all updated interest coverage ratio information, as well as all prospectus supplements disclosing additional or updated information, filed by us with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this prospectus. The documents are available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

We also incorporate by reference all future annual reports and any other information we file with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, if and to the extent expressly provided in such report, until we sell all of the debt securities.

A prospectus supplement containing the specific variable terms of an offering of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement and only for the purposes of the offering of the debt securities covered by that prospectus supplement.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this prospectus.

Upon a new Annual Information Form and related annual financial statements being filed with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous Annual Information Form, annual financial statements and all interim financial statements, material change reports and management proxy circulars filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

The SEC permits oil and natural gas companies, in their filings with the SEC, to disclose only proven reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proven reserves. Certain reserve information included in the documents incorporated by reference to describe our reserves, such as "probable" and "proven plus probable" reserve information, is prohibited in filings with the SEC by U.S. companies. For additional differences between Canadian and U.S. standards of reporting reserves, see "Definitions and Other Matters" and "Risk Factors — Differences in United States and Canadian Practices for Reporting Reserves and Production" in this prospectus.

In addition, you may obtain a copy of the Annual Information Form and other information mentioned above by writing or calling us at the following address and telephone number:

Canadian Natural Resources Limited
2500, 855 - 2 Street S.W.
Calgary, Alberta
Canada T2P 4J8
(403) 517-6700

Attention: Secretary

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement.

FORWARD LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward looking statements. All statements other than statements of historical fact included or incorporated by reference in this prospectus that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements, and indicate such things as:

- oil and natural gas reserve quantities and the discounted present value of these reserves;
- the amount and nature of our capital expenditures;
- plans for drilling wells;
- prices for oil and natural gas produced;
- timing and amount of future production;
- operating and other costs;
- business strategies and plans of management; and
- prospect development and acquisitions.

Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including:

- the impact of general economic conditions;
- industry conditions, including fluctuations in the price of oil and natural gas, royalties payable in respect of our oil and natural gas production, and changes in governmental regulation of the oil and natural gas industry, including environmental regulation;
- uncertainty of estimates of oil and natural gas reserves;
- impact of competition, availability and cost of seismic, drilling and other equipment;
- operating hazards and other difficulties inherent in the exploration for and production and sale of oil and natural gas;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- the timing and success of integrating the business and operations of acquired companies; and
- political instability and other risks of international operations.

These and additional factors are described in more detail in our management's discussion and analysis of financial condition and results of operations incorporated by reference in our Annual Information Form dated April 17, 2001 filed with the securities commissions or similar authorities in the provinces of Canada. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. You should also carefully consider the matters discussed under "Risk Factors" in this prospectus.

DEFINITIONS AND OTHER MATTERS

In this prospectus and in any applicable prospectus supplement:

- "Bbl", "MBbl" and "MMBbl" mean barrels, thousand barrels and million barrels, respectively;
- "Mcf", "MMcf" and "Bcf" mean thousand cubic feet, million cubic feet and billion cubic feet, respectively;
- "Bbls/d", "MMcf/d" and "Boe/d" mean barrels per day, million cubic feet per day and barrels of oil equivalent per day, respectively; and
- "Boe" means barrels of oil equivalent, based on a conversion ratio of 6 Mcf of natural gas production to one barrel of oil, "MBoe" means thousand barrels of oil equivalent and "MMBoe" means million barrels of oil equivalent.

In this prospectus and in any applicable prospectus supplement, "proven reserves" are defined in accordance with securities legislation and policies of Canada as those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. In addition, in this prospectus and in any applicable prospectus supplement, we follow the Canadian practice of reporting our reserves and production using gross volumes which are volumes prior to deduction of royalties and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments.

In this prospectus and in any applicable prospectus supplement, "proven reserves" are calculated in accordance with Canadian practices and use escalated prices and costs. This method is different from the method of estimating reserves of U.S. companies required by the SEC. The SEC requires that U.S. companies calculate reserves by using constant prices and costs in effect on the date of the reserve report. Proven reserves, as disclosed in our Annual Information Form incorporated by reference in this prospectus, have been calculated under both escalated and constant prices and costs.

In this prospectus and in any applicable prospectus supplement, "undeveloped land" is determined in accordance with Canadian practices and refers to undrilled acreage. Net acres of undeveloped land are calculated by multiplying the total number of acres in which we have a working interest by our percentage interest in that land.

CANADIAN NATURAL RESOURCES LIMITED

Overview

We are a Canadian based senior independent energy company engaged in the acquisition, exploration, development, production, marketing and sale of oil and natural gas. Our principal core areas of operations are western Canada, the United Kingdom sector of the North Sea and offshore West Africa. We are governed by the laws of the Province of Alberta. Our head and principal office is located at 2500, 855 - 2 Street SW, Calgary, Alberta, T2P 4J8.

Our common shares are listed for trading on The Toronto Stock Exchange under the trading symbol "CNQ" and on the New York Stock Exchange under the trading symbol "CED".

Objectives and Strategy

Our objective is to increase cash flow, earnings, and oil and natural gas production and reserves through the development of our existing oil and natural gas properties and by the discovery and acquisition of new reserves.

Our strategy to achieve our objectives is based on maximizing operational flexibility and ensuring financial strength.

In maximizing operational flexibility, we:

- continue to build a diversified asset base balanced among light, medium and heavy grades of oil and natural gas;
- view our opportunities from a short, medium and long-term potential; and
- maximize our working interest ownership and our ability to operate in each of our core areas.

In maximizing financial strength, we:

- recognize the need for a strong balance sheet to withstand potentially volatile commodity prices;
- implement effective cost control measures on all aspects of our operations; and
- exercise a disciplined approach to funding our capital expenditure programs in order to maintain financial flexibility.

Our operational strategy focuses on exploiting our core properties and actively maintaining cost controls. Whenever possible, we take on significant ownership levels, operate the properties and attempt to dominate the local land position and operating infrastructure. We have grown through a combination of internal growth and strategic acquisitions. We make acquisitions with a view to either entering new core areas or increasing dominance in an existing core area. The acquisition of Ranger in July 2000 complemented many of our existing Canadian production areas and also provided an entry into two new core focus areas, the United Kingdom sector of the North Sea and offshore West Africa, principally in Angola and Côte d'Ivoire.

Our operations are centered on balanced product offerings which together provide complementary infrastructure and balance throughout the business cycle. Natural gas is the largest single commodity we sell, accounting for 41% of 2001 production estimates. Virtually all of our natural gas and natural gas liquids production is located in the Canadian Provinces of Alberta and British Columbia and sold in Canada and the United States. Light oil, representing 20% of 2001 production estimates, is located principally in our North Sea and offshore West Africa properties with additional production in the Provinces of Saskatchewan and British Columbia. Heavy oil operations in the Provinces of Alberta and Saskatchewan account for 28% of 2001 production estimates. Other heavy oil, which accounts for 11% of 2001 production estimates, is produced in our Pelican Lake Area in central Alberta. This production,

which has medium oil characteristics, is developed through a staged horizontal drilling program. Midstream assets, comprised of three crude oil pipelines and an electricity cogeneration facility, provide cost effective infrastructure supporting the heavy and medium oil operations. Finally, we expect our ownership of significant oil sands leases near Ft. McMurray, Alberta will provide a basis for long-term synthetic oil production growth.

As a result of our undeveloped land base of 6.3 million net acres in western Canada, our international concessions and the Alberta oil sands leases, we believe we have sufficient project portfolios in each of our product offerings to provide growth for the next several years.

Principal Areas of Operation

The table below outlines our proven reserves and daily production for each of our core areas of operation:

	Proven Reserves as at December 31, 2000		Daily Production Three Months Ended March 31, 2001	
	MMBoe	% of Total	MBoe	% of Total
North America				
Northeastern B.C./Northwestern Alberta	149	13	66	19
North Central Alberta	208	17	101	29
Eastern Alberta/Western Saskatchewan	507	42	106	31
South Central Alberta/Southern Saskatchewan	147	12	41	12
Non-core areas	25	2	4	1
	1,036	86	318	92
United Kingdom				
North Sea	117	10	27	8
Offshore West Africa				
Angola	3	—	2	—
Côte d'Ivoire	45	4	—	—
	48	4	2	—
	1,201	100	347	100

North America

Our North American operations consist primarily of operations in the Western Canadian Sedimentary Basin as well as properties in the coastal area of the Gulf of Mexico in the United States. We are currently in the process of divesting our Gulf of Mexico properties. Canada is our largest area of operations in terms of both proved reserves and production. Our most significant properties are located in Alberta, northeastern British Columbia and Saskatchewan. Our strategy is to have a high working interest participation in each of our core areas and to operate our properties. Currently, our working interests in our Canadian landholdings range up to 100% and average 81%. We operate approximately 96% of our natural gas production, 99% of our oil production and 86% of our facilities.

Northeastern British Columbia/Northwestern Alberta Region

This region produces primarily liquids-rich natural gas as well as light oil. The region is characterized by deep, potentially high impact multi-zone targets and is a core area for our exploration activities. This activity resulted in our recent Ladyfern discovery and the identification of several other prospects.

North Central Alberta Region

This region is one of our largest natural gas producing regions and is characterized by low risk, multi-zone drilling opportunities. Profitability in the area is enhanced by our large in-place infrastructure which provides for efficient well development, including minimization of tie-in and operating costs.

Pelican Lake is located in the northern part of this region and, although it is primarily a heavy oil producing area, the attractive economics lead us to regard Pelican Lake as a medium oil producing region. This is due primarily to low operating costs resulting from no sand production or disposal requirements, substantial existing gathering and pipeline facilities, and negligible water production and disposal. We hold and control in excess of 80% of the known oil pools in the Pelican Lake area and have a major ownership position in the necessary infrastructure, including roads, gathering and sales pipelines, natural gas plants and compressors, which allows us to ensure future economic development of the oil reserves associated with these lands.

Eastern Alberta/Western Saskatchewan Region

This is our main heavy oil region which produces heavy oil using primarily cold production techniques. In cold production, the energy required to flow the heavy oil to the wellbore comes from solution gas in the reservoir. Our heavy oil operations have historically generated positive cash operating margins. We attribute this track record to the combination of our cost focus as well as our significant land base and extensive infrastructure. This allows us to achieve favourable margins even when realized prices are low due to wide heavy oil differentials. Longer term, we believe our ownership of the Echo Pipeline system will enhance further development of our extensive holdings in this region.

This region also includes properties located near Primrose and Wolf Lake which produce heavy oil using thermal recovery techniques, such as steam assisted gravity drainage, or SAGD, and cyclic steam stimulation. Both processes require steam to heat the heavy oil deposits which reduces the viscosity and allows the heavy oil to flow. However, since these processes use steam, natural gas prices are a significant component of operating costs. To help reduce costs, we are modifying our steam facilities to be able to utilize crude oil as well as natural gas as a fuel source. In addition, at Primrose we recently tested the conversion of existing wells from low pressure steaming to high pressure steaming which increases average daily production. We are currently waiting for regulatory approval to convert all our producing wells in this area.

Project Horizon

In the northern portion of eastern Alberta lies the Ft. McMurray area where we have 100% ownership in leases covering nearly 100,000 acres of Athabasca oil sands which contain mineable bitumen. The development of our oil sands leases is called Project Horizon, and is being pursued for its significant long-term potential. The project involves the recovery of bitumen by either mining or in-place processes. Where the sands lie close to the surface, overburden is stripped away and the bitumen is removed and trucked to a processing plant for extraction and upgrading to synthetic oil. Where the sands are too deep to mine, we plan to use in-place recovery similar to the SAGD recovery methods for Primrose and Wolf Lake to extract the bitumen. We are proceeding with the necessary approvals, scoping and feasibility studies. The proposed Project Horizon is anticipated to provide for the potential recovery of more than 5.6 billion barrels of bitumen over an estimated 50-year life span. The project will involve four major components: surface mining and bitumen processing, in-place operations, an upgrader, and associated infrastructure. Construction is estimated to commence in 2004, once necessary regulatory approvals are received. Commissioning and production start-up could be as early as 2006 with expected full production capacity of 300,000 barrels per day of bitumen by 2010. See "Recent Developments — Project Horizon".

South Central Alberta/Southern Saskatchewan Region

Shallow natural gas drilling is concentrated in the southern Alberta area which is characterized by low risk drilling, low operating costs, extensive existing infrastructure and year-round access for further drilling activity. The southern Saskatchewan area produces primarily light sour crude oil from the Williston Basin.

United Kingdom North Sea

The United Kingdom North Sea region represents our second largest area of operations in terms of both proved reserves and production. Our wholly-owned subsidiary Ranger Oil (U.K.) Limited has operated in the North Sea for 30 years and has developed a significant database, extensive operating experience and an experienced staff. Currently we produce oil and natural gas from 12 fields in the North Sea of which the main producing fields are Ninian, Pierce and Banff, as well as the Columba and Kyle fields, which we operate.

Since these assets are relatively mature, our strategy in this region is to utilize the cash generation from these assets to fund exploration and development opportunities in offshore West Africa.

Offshore West Africa

This region represents our primary international exploration area. We have oil and natural gas exploration and development interests offshore Côte d'Ivoire and Angola, West Africa. Our primary field in Côte d'Ivoire is the Espoir field in which we hold a 59% working interest. During the 1980s the Espoir field produced 31 million barrels of light oil by natural depletion prior to relinquishment by the previous licence holder in 1988. The government of Côte d'Ivoire has approved a development plan to recover the remaining reserves and we will continue the exploitation and development of the field with production through the facilities of a Floating Production Storage and Offtake vessel, or FPSO, commencing in the first half of 2002. Natural gas production will be tied-in and sold to Côte d'Ivoire for electricity generation.

In the first quarter of 2001, we drilled and tested the Baobab exploration prospect, seven kilometres south of the Espoir field. The well produced hydrocarbons at a rate of 6,700 barrels per day. Further development work is proceeding to determine the economic viability of the field.

Offshore Angola, we participate in and operate the Kiame field. The field has been on production since June 1998 through a leased FPSO. We are also evaluating other opportunities offshore Angola. Production is delivered to an FPSO for sale internationally or to Sonangol, the Angolan state oil company.

RECENT DEVELOPMENTS

Ladyfern Discovery

In May 2001, we announced the completed testing of a recently drilled natural gas well in the Ladyfern area of British Columbia. Based on this test, we expect the well may be capable of producing in excess of 70 million cubic feet of natural gas per day from the Slave Point formation. We have production facilities and pipeline connections in place and the well commenced production on June 22, 2001 and was producing at a rate of 50 million cubic feet per day at the beginning of July 2001.

We own a 100% interest in 30,000 acres of undeveloped land in the area and have shot and processed extensive two-and three-dimensional seismic over portions of the lands. In close proximity to the drilled well, this seismic has identified an initial five follow-up drilling locations which will be drilled over the next several months. Further seismic interpretation will be carried out to evaluate the Slave Point potential on other large tracts of land we own that currently produce natural gas from more shallow formations.

Project Horizon

In May 2001, we announced the issuance of a public disclosure document for the Horizon Oil Sands Project, referred to as "Project Horizon". This is the initial step to proceed with regulatory applications for a long-term oil sands project.

An Environmental Impact Assessment is currently underway for the project, and we have launched a consultation and communications program to ensure that stakeholders have an opportunity to review project plans and provide input throughout all phases of the development. We are planning to submit a formal application for project approvals by mid-2002.

Proposed Sale of Properties

We currently anticipate selling our oil and natural gas properties located in the coastal area of the Gulf of Mexico of the United States. These assets became controlled through the acquisition of Ranger, however as they are not core operating areas, we expect to offer and sell these properties by the summer of 2001. Current production levels from these properties are approximately 770 barrels per day of oil and natural gas liquids and 13 million cubic feet per day of natural gas. Proceeds from the sale of these properties will be used to repay our existing bank indebtedness.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results from Operations" incorporated by reference in this prospectus, our audited consolidated financial statements incorporated by reference in this prospectus, our unaudited pro forma consolidated statement of earnings attached as Appendix A to this prospectus and Ranger's unaudited consolidated statements of earnings, retained earnings and cash flows for the six months ended June 30, 2000 and 1999 attached as Appendix B to this prospectus.

Selected Consolidated Financial Information

The following table sets out certain financial and operating information as at and for the years ended December 31, 2000, 1999 and 1998 and as at and for the three months ended March 31, 2001 and 2000. The selected financial information has been derived from our annual consolidated financial statements, which statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, and from our interim consolidated financial statements for the periods indicated, which are unaudited. The interim consolidated financial statements, in the opinion of management, include adjustments necessary for a fair presentation of our financial position. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

Our annual consolidated financial statements and the interim consolidated financial statements are presented in Canadian dollars and are prepared in accordance with Canadian GAAP.

	Three Months Ended March 31,		Year Ended December 31,		
	2001	2000	2000	1999	1998
(millions of dollars, except ratios)	(unaudited)				
Income Statement Items					
Gross revenue	$1,121	$ 550	$3,223	$1,287	$ 878
Net earnings(1)	265	142	782	200	59
Cash Flow Statement Items					
Cash flow(2)	629	343	1,884	724	444
Capital expenditures, net(3)	635	469	1,136	1,901	610
Balance Sheet Items					
Total assets	8,314	5,519	7,776	4,851	3,247
Working capital deficit (surplus)	231	40	77	(36)	(58)
Long-term debt	2,378	2,191	2,455	2,157	1,426
Shareholders' equity	3,449	2,050	3,217	1,892	1,277
Debt Ratios					
Debt to cash flow — trailing 12 months(2)(4)	1.1x	2.3x	1.4x	3.0x	3.2x
Debt to book capitalization(4)	42.8%	51.7%	45.4%	53.3%	52.8%

(1) After dividends on preferred securities.
(2) Cash flow is calculated as earnings plus non-cash expenses less non-cash income and dividends on preferred securities.
(3) December 31, 2000 amount excludes corporate acquisition costs of $1.7 billion.
(4) Includes preferred securities as debt equivalents.

Selected Consolidated Operating Information

The following table sets out certain operating information regarding production for the years ended December 31, 2000, 1999 and 1998 and for the three months ended March 31, 2001 and 2000. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

	Three Months Ended March 31,		Year Ended December 31,		
	2001	2000	2000	1999	1998
Production (before royalties)					
Oil and liquids (MBbls/d)					
North America	176	139	154	87	76
North Sea	27	—	17	—	—
Other International	2	—	2	—	—
Total	205	139	173	87	76
Natural gas (MMcf/d)					
North America	851	734	793	721	673
North Sea	—	—	1	—	—
Total	851	734	794	721	673

The following table sets out certain operating information regarding reserves as at December 31, 2000, 1999 and 1998.

	Year Ended December 31,		
	2000	1999	1998
Proven Reserves (before royalties)			
Oil and liquids (MMBbls)(1)			
North America	642	554	287
North Sea	102	—	—
Other International	37	—	—
Total	781	554	287
Natural gas (Bcf)(1)			
North America	2,360	2,183	1,905
North Sea	91	—	—
Other International	66	—	—
Total	2,517	2,183	1,905

(1) Proven reserves are based on escalated pricing.

USE OF PROCEEDS

Unless otherwise indicated in an applicable prospectus supplement relating to a series of debt securities, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes relating to our primary areas of operations in North America, the North Sea and West Africa, which may include financing our capital expenditure program and working capital requirements in those areas, except as may be set forth in any prospectus supplement. We may also use the net proceeds for the repayment of indebtedness. The amount of net proceeds to be used for any such purpose will be described in an applicable prospectus supplement. We may, from time to time, issue debt instruments and incur additional indebtedness other than through the issue of debt securities pursuant to this prospectus. We may invest funds that we do not immediately require in short-term marketable securities.

CREDIT RATINGS

Our unsecured long-term debt securities would be rated "Baa1" by Moody's Investors Service, Inc. ("Moody's"), "BBB+" with a positive outlook by Standard & Poor's Corporation ("S&P") and "BBB high" with a stable trend by Dominion Bond Rating Service Limited ("DBRS"). Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated Baa1 are considered as medium-grade obligations, they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such securities lack outstanding investment characteristics and in fact have speculative characteristics as well. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the notes. The ratings from AA to B may be modified by the addition of a plus (+) or minus (−) sign to show relative standing within the major rating categories.

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category. The "high" and "low" grades are not used for the AAA category.

The credit ratings accorded to our debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus.

INTEREST COVERAGE

The following coverage ratios have been prepared in accordance with Canadian securities law requirements and are included in this prospectus in accordance with Canadian disclosure requirements.

The following coverage ratios are calculated on a consolidated basis for the 12 month periods ending March 31, 2001 and December 31, 2000. The following ratios do not give effect to the issue of any debt securities pursuant to this prospectus.

	March 31, 2001	December 31, 2000
Interest coverage on long-term debt (times):		
Earnings[1]	10.3	9.3
Cash flow from operations[2]	14.7	13.3

(1) Interest coverage on long-term debt on an earnings basis is equal to net earnings plus taxes and interest on long-term debt; divided by interest on long-term debt.

(2) Interest coverage on long-term debt on a cash flow from operations basis is equal to cash flow from operations plus current taxes and interest on long-term debt; divided by interest on long-term debt.

The pro forma earnings coverage ratio for the year ended December 31, 2000 after giving effect to the acquisition of Ranger would be 8.7. The pro forma earnings coverage ratio does not purport to be indicative of the actual earnings coverage ratio that would have occurred if the acquisition of Ranger had actually occurred on January 1, 2000, nor to be indicative of earnings coverage ratios for any future periods. See our unaudited pro forma consolidated statement of earnings attached as Appendix A to this prospectus.

Under U.S. GAAP, preferred securities would be included as long-term debt rather than shareholders' equity and preferred securities charges would be included as interest expense rather than charges against shareholders' equity. Accordingly, under U.S. GAAP, the earnings coverage ratio for the 12 month periods ending at March 31, 2001 and December 31, 2000 and the pro forma earnings coverage ratio for the year ended December 31, 2000 would be 9.9, 9.0 and 8.3, respectively, and the cash flow coverage ratio for the 12 month periods ending at March 31, 2001 and December 31, 2000 would be 14.1 and 12.9, respectively.

DESCRIPTION OF DEBT SECURITIES

In this section, "we", "us", "our" or "Canadian Natural" refers only to Canadian Natural Resources Limited without its subsidiaries or interest in partnerships and other entities. The following describes certain general terms and provisions of the debt securities. The particular terms and provisions of the series of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the applicable prospectus supplement. Accordingly, for a description of the terms of a particular series of debt securities, reference must be made to both the applicable prospectus supplement relating to them and the description of the debt securities set forth in this prospectus.

The debt securities will be issued under a trust indenture (the "Indenture") to be entered into between us and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Trustee"). The Indenture is subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. The following summaries of the Indenture and the debt securities are brief summaries of certain provisions of the Indenture and do not purport to be complete; these statements are subject to the detailed referenced provisions of the Indenture, including the definition of capitalized terms used under this caption. Wherever particular sections or defined terms of the Indenture are referred to, these sections or defined terms are incorporated in this prospectus by reference as part of the statement made, and the statement is qualified in its entirety by the reference to the Indenture. References in parentheses are to section numbers in the Indenture.

General

The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other unsecured evidences of indebtedness) that may be issued under the Indenture, and provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies. The debt securities offered pursuant to this prospectus will be issued in an amount up to US$1,000,000,000 or the equivalent. The Indenture also permits us to increase the principal amount of any series of debt securities previously issued and to issue that increased principal amount. (Section 3.1)

The applicable prospectus supplement will contain a description of the following terms relating to the debt securities being offered:

(a) the title of the debt securities of such series;

(b) any limit on the aggregate principal amount of the debt securities of such series;

(c) the date or dates, if any, on which the principal (and premium, if any) of the debt securities of such series will mature and the portion (if less than all of the principal amount) of the debt securities of such series to be payable upon declaration of acceleration of maturity and/or the method by which such date or dates shall be determined;

(d) the rate or rates (which may be fixed or variable) at which the debt securities of such series will bear interest, if any, the date or dates from which that interest will accrue and on which that interest will be payable and the Regular Record Dates for any interest payable on the debt securities of such series which are Registered Securities and/or the method by which such date or dates shall be determined;

(e) if applicable, any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the debt securities of such series may be redeemed or purchased at the option of Canadian Natural or otherwise;

(f) if applicable, whether the debt securities of such series will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the debt securities of such series in bearer form and as to exchanges between registered and bearer form;

(g) whether the debt securities of such series will be issuable in the form of one or more Registered Global Securities and, if so, the identity of the Depository for those Registered Global Securities;

(h) the denominations in which any of the debt securities of such series which are in registered form will be issuable, if other than denominations of US$1,000 and any multiple thereof, and the denominations in which any of the debt securities of such series which are in bearer form will be issuable, if other than the denomination of US$1,000;

(i) each office or agency where the principal of and any premium and interest on the debt securities of such series will be payable, and each office or agency where the debt securities of such series may be presented for registration of transfer or exchange;

(j) if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the debt securities of such series are denominated and/or in which the payment of the principal of and any premium and interest on the debt securities of such series will or may be payable;

(k) any index pursuant to which the amount of payments of principal of and any premium and interest on the debt securities of such series will or may be determined;

(l) any applicable Canadian and U.S. federal income tax consequences;

(m) whether and under what circumstances we will pay Additional Amounts on the debt securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the debt securities of such series rather than pay the Additional Amounts (and the terms of any such option);

(n) any deletions from, modifications of or additions to the Events of Default or covenants of Canadian Natural with respect to such debt securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein; and

(o) any other terms of the debt securities of such series.

Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford the Holders the right to tender debt securities to us for repurchase, or provide for any increase in the rate or rates of interest per annum at which the debt securities will bear interest, in the event we become involved in a highly leveraged transaction or in the event that we undergo a change in control.

Debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and may be offered and sold at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to those discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating to the debt securities.

Ranking and Other Indebtedness

The debt securities will be unsecured obligations of ours and, unless otherwise provided in the prospectus supplement relating to such debt securities, will rank *pari passu* with all our other unsecured and unsubordinated debt from time to time outstanding and *pari passu* with other debt securities issued under the Indenture. The debt securities will be structurally subordinated to all existing and future liabilities of any of our corporate or partnership subsidiaries, including trade payables and other indebtedness.

Certain of our subsidiaries, Ranger Oil (U.K.) Limited, Ranger Oil (PC) Limited and Ranger Oil (North Sea) Limited (collectively, the "UK Subsidiaries"), have outstanding a revolving credit facility in the maximum amount of US$150 million (the "UK Facility"). We have guaranteed the UK Facility. In addition, the UK Subsidiaries and a U.S. subsidiary, Ranger Oil Company, have guaranteed US$293 million of our notes consisting of US$213 million senior notes and US$80 million preferred securities (subordinated notes) (collectively, the "U.S. Private Notes") which became our direct obligations upon our amalgamation with Ranger.

Two of our subsidiaries, CanNat Resources Inc. and Canadian Natural Resources (a general partnership) have also guaranteed the UK Facility. Until our indebtedness that has been guaranteed by the subsidiaries has been repaid or until the guarantees have been removed, the UK Facility and the U.S. Private Notes will continue to rank structurally senior to any debt securities with respect to the assets of the U.K. Subsidiaries and Ranger Oil Company. See "Risk Factors — Priority of Subsidiary Indebtedness; Consequences of Holding Corporation Structure".

Form, Denomination, Exchange and Transfer

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be issued only in fully registered form without coupons and in denominations of US$1,000 or multiples of US$1,000. (Sections 3.1 and 3.3) Debt securities may be presented for exchange and Registered Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. We have appointed the Trustee as Security Registrar. Debt securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery. (Section 3.5)

Payment

Unless otherwise indicated in the applicable prospectus supplement, payment of the principal of and any premium and interest on Registered Securities (other than a Registered Global Security) will be made at the office or agency of the Trustee at One Liberty Plaza, New York, New York 10006, except that, at our option, payment of any interest may be made (a) by check mailed to the address of the Person entitled thereto as that Person's address will appear in the Security Register or (b) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 3.1, 3.7 and 9.1) Unless otherwise indicated in the applicable prospectus supplement, payment of any interest due on Registered Securities will be made to the Persons in whose name those Registered Securities are registered at the close of business on the Regular Record Date for that interest payment. Any interest which is payable, but not punctually paid or duly provided for on any Interest Payment Date, will cease to be payable to the Holder on the Regular Record Date and may either be paid (a) on not less than 10 days' prior notice, to the Person in whose name the Registered Securities are registered at the close of business on a Special Record Date to be fixed by the Trustee (which Special Record Date shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment) for the payment of the Defaulted Interest or (b) at any time in any lawful manner that is not inconsistent with the requirements of any securities exchange on which the Registered Securities may be listed, and upon such notice as may be required by such exchange. (Section 3.7)

Registered Global Securities

The Registered Securities of a particular series may be issued in the form of one or more Registered Global Securities which will be registered in the name of and be deposited with a Depository, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for debt securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for a

Registered Global Security to a nominee of that Depository, by a nominee of that Depository to that Depository or another nominee of that Depository or by that Depository or any nominee of that Depository to a successor of that Depository or a nominee of a successor of that Depository. (Section 3.5)

The specific terms of the depository arrangement with respect to any portion of a particular series of debt securities to be represented by a Registered Global Security will be described in the prospectus supplement relating to that series. Canadian Natural anticipates that the following provisions will apply to all depository arrangements.

Upon the issuance of a Registered Global Security, the Depository or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by that Registered Global Security to the accounts of those persons having accounts with that Depository or its nominee ("participants") as shall be designated by the underwriters, investment dealers or agents participating in the distribution of those debt securities or by us if those debt securities are offered and sold directly by us. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of the ownership of those beneficial interests will be effected only through, records maintained by the Depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery of the debt securities in definitive form. These depository arrangements and these laws may impair the ability to transfer beneficial interests in a Registered Global Security.

So long as the Depository for a Registered Global Security or its nominee is the registered owner of the debt securities, that Depository or its nominee, as the case may be, will be considered the sole owner or Holder of the debt securities represented by that Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have debt securities of the series represented by that Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of that series in definitive form and will not be considered the owners or Holders of those debt securities under the Indenture.

Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depository or its nominee will be made to that Depository or nominee, as the case may be, as the registered owner of that Registered Global Security. Neither we, the Trustee nor any paying agent for debt securities of the series represented by that Registered Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in that Registered Global Security or for maintaining, supervising or reviewing any records relating to those beneficial interests.

We expect that the Depository for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that Registered Global Security as shown on the records of that Depository or its nominee. We also expect that payments by participants to owners of beneficial interests in that Registered Global Security held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of those participants.

If the Depository for a Registered Global Security representing debt securities of a particular series is at any time unwilling or unable to continue as Depository, or if the Depository is no longer eligible to continue as Depository, and a successor Depository is not appointed by us within 90 days, or

if an Event of Default described in clauses (a) or (b) of the first sentence under "Events of Default" below with respect to a particular series of debt securities has occurred and is continuing, we will issue Registered Securities of that series in definitive form in exchange for that Registered Global Security. In addition, we may at any time and in its sole discretion determine not to have the debt securities of a particular series represented by one or more Registered Global Securities and, in that event, will issue Registered Securities of that series in definitive form in exchange for all of the Registered Global Securities representing debt securities of that series. (Section 3.5)

Negative Pledge

The Indenture includes our covenant that, so long as any of the debt securities remain outstanding, we will not, and will not permit any Subsidiary to, create, assume or otherwise have outstanding any Security Interest, except for Permitted Encumbrances, on or over its or their respective assets (present or future) securing any Indebtedness of any Person without also at the same time or prior to that time securing equally and ratably with other Indebtedness all of the debt securities then Outstanding under the Indenture. (Section 9.1)

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definitions of all such terms.

The term "*Capital Lease Obligation*" means the obligation of a Person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such Person in accordance with GAAP.

The term "*Consolidated Net Tangible Assets*" means the total amount of assets on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

(a) all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

(b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles (and for greater certainty does not include deferred foreign exchange gains or losses on long-term monetary items); and

(c) appropriate adjustments on account of minority interests of other Persons holding stock of our Subsidiaries,

all as set forth on our most recent quarterly balance sheet and our consolidated Subsidiaries and computed in accordance with GAAP.

The term "*Current Assets*" means current assets as determined in accordance with GAAP.

The term "*Financial Instrument Obligations*" means obligations arising under:

(a) interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

(b) currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is currency exchange rates or pursuant to which the price, value or amount payable thereunder is

dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

(c) commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

The term "*GAAP*" means generally accepted accounting principles which are in effect from time to time in Canada.

The term "*Indebtedness*" means at any time, and whether or not contingent, all items of indebtedness in respect of any amounts borrowed which, in accordance with GAAP, would be recorded as indebtedness in the consolidated financial statements of Canadian Natural as at the date as of which Indebtedness is to be determined, and in any event including, without duplication (i) any obligation for borrowed money, (ii) any obligation evidenced by bonds, debentures, notes, guarantees or other similar instruments, including, without limitation, any such obligations incurred in connection with the acquisition of property, assets or businesses, (iii) any Purchase Money Obligation, (iv) any reimbursement obligation with respect to letters of credit, bankers' acceptances or similar facilities, (v) any obligation issued or assumed as the deferred purchase price of property or services, (vi) any Capital Lease Obligation, (vii) any obligation to pay rent or other payment amounts with respect to any Sale and Leaseback Transaction, (viii) any payment obligation under Financial Instrument Obligations at the time of determination, (ix) any indebtedness in respect of any amounts borrowed or any Purchase Money Obligation secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the indebtedness or Purchase Money Obligation secured thereby shall have been assumed and (x) guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another Person for indebtedness of that other Person in respect of any amounts borrowed by that other Person.

The term "*Permitted Encumbrances*" means any of the following:

(a) any Security Interest existing as of the date of the first issuance by us of the debt securities issued pursuant to the Indenture;

(b) any Security Interest on pipelines, pumping stations or other pipeline facilities, drilling equipment, production equipment and platforms; tank cars, tankers, barges, ships, trucks, automobiles, airplanes or other marine, automotive, aeronautical or other similar moveable facilities or equipment, computer systems and associated programs; office equipment; weather stations; townsites; housing facilities, recreation halls, stores and other related facilities; gassification or natural gas liquefying facilities and burning towers, flares or stacks; retail service stations, bulk plants, storage facilities, terminals or warehouses; or similar facilities and equipment of or associated with any of the foregoing; provided, in each case, that, such Security Interest is incurred to finance the acquisition of such property or assets within 90 days after such acquisition and such Security Interest shall be limited to the specified property or assets being financed;

(c) (i) any Security Interest on any specific properties or any interest therein, construction thereon or improvement thereto, and on any receivables, inventory, equipment, chattel paper, contract rights, intangibles and other assets, rights or collateral specifically connected with such properties, incurred (A) to secure all or any part of the financing for acquisition, surveying, exploration, drilling, extraction, development, operation, production, construction, alteration, repair or improvement of, in, under or on such properties and the plugging and

abandonment of wells located thereon (it being understood that, in the case of oil and natural gas producing properties (including oil sands properties), or any interest therein, financing incurred for "development" shall include financing incurred for all facilities relating to such properties or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests), or (B) for acquiring ownership of any Person which owns any such property or interest therein, provided that such Security Interest is limited to such property or such interest therein owned by any such Person; and (ii) any Security Interest on an oil and/or natural gas producing property (including oil sands properties) to secure Indebtedness incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such property;

(d) any Security Interest in favor of Canadian Natural or any of its wholly-owned Subsidiaries;

(e) any Security Interest existing on the property of any Person at the time such Person becomes a Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such Person becoming a Subsidiary;

(f) any Security Interest on property of a Person which Security Interest exists at the time such Person is merged into, or amalgamated or consolidated with, Canadian Natural or a Subsidiary, or such property is otherwise acquired by Canadian Natural or a Subsidiary, provided such Security Interest does not extend to property owned by Canadian Natural or such Subsidiary immediately prior to such merger, amalgamation, consolidation or acquisition;

(g) any Security Interest on Current Assets securing any Indebtedness to any bank or banks or other lending institution or institutions incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 12 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof, provided that such security is given at the time that the Indebtedness is incurred;

(h) any Security Interest in respect of (i) liens for taxes and assessments not at the time overdue or any liens securing workmen's compensation assessments, unemployment insurance or other social security obligations; provided, however, that if any such liens, duties or assessments are then overdue, Canadian Natural or the Subsidiary, as the case may be, shall be prosecuting an appeal or proceedings for review with respect to which it shall have secured a stay in the enforcement of any such obligations, (ii) any liens for specified taxes and assessments which are overdue but the validity of which is being contested at the time by Canadian Natural or the Subsidiary, as the case may be, in good faith, and with respect to which Canadian Natural or the Subsidiary shall have secured a stay of enforcement thereof, if applicable, (iii) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease, (iv) any obligations or duties, affecting the property of Canadian Natural or that of a Subsidiary to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, license, lease or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by Canadian Natural or the Subsidiary under government permits, licenses, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by Canadian Natural or the Subsidiary, (v) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, liens or claims incidental to current construction, builders', mechanics', laborers', materialmen's, warehousemen's, carrier's and other similar liens, (vi) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit, that affects any land, to terminate any

such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof, (vii) any Security Interest the validity of which is being contested at the time by Canadian Natural or a Subsidiary in good faith or payment of which has been provided for by deposit with the Trustee of an amount in cash sufficient to pay the same in full, (viii) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, rights-of-way and servitudes for railways, sewers, dykes, drains, pipelines, natural gas and water mains or electric light and power or telephone conduits, poles, wires and cables) that, in the opinion of Canadian Natural, will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by Canadian Natural or the Subsidiary, as the case may be, (ix) any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of Canadian Natural or the Subsidiary, as the case may be, and (x) any liens and privileges arising out of judgments or awards with respect to which Canadian Natural or the Subsidiary shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review;

(i) any Security Interest arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, natural gas or other hydrocarbons or by-product thereof, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other agreements which are customary in the oil and natural gas business, provided in all instances that such Security Interest is limited to the assets that are the subject of the relevant agreement;

(j) any Security Interest on cash or marketable securities of Canadian Natural or any Subsidiary granted in the ordinary course of business in connection with Financial Instrument Obligations;

(k) any Security Interest in respect of the sale (including any forward sale) or other transfer, in the ordinary course of business, of (i) oil, natural gas, other hydrocarbons or by-product thereof, or other minerals, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such minerals and (ii) any other interests in property of a character commonly referred to as a "production payment";

(l) any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (k) inclusive, provided the principal amount thereof is not increased and provided that such extension, renewal, alteration or replacement shall be limited to all or a part of the property or other assets which secured the Security Interest so extended, renewed, altered or replaced (plus improvements on such property or other assets); and

(m) any Security Interests that would otherwise be prohibited (including any extensions, renewals, alterations or replacements thereof) provided that the aggregate Indebtedness outstanding and secured under this clause (m) does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10% of Consolidated Net Tangible Assets.

The term "*Person*" means any individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

The term "*Purchase Money Obligation*" means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such obligation, provided that the principal amount of such obligation on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, thereto or erected or constructed thereon.

The term "*Sale and Leaseback Transaction*" means any direct or indirect arrangement (excluding, however, any such arrangement between Canadian Natural and a Subsidiary or between one or more Subsidiaries) pursuant to which property is sold or transferred and is thereafter leased back from the purchaser or transferee thereof.

The term "*Security Interest*" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not; however, for purposes of the "Negative Pledge" covenant only, such term shall not include any encumbrance that may be deemed to arise solely as a result of entering into an agreement, not in violation of the terms of the Indenture, to sell or otherwise transfer assets or property.

The term "*Shareholders' Equity*" means, with respect to any Person, at any date, the aggregate of the Dollar amount of outstanding share capital, the amount, without duplication, of any surplus, whether contributed or capital, and retained earnings, subject to any currency translation adjustment, all as set forth in such Person's most recent annual consolidated balance sheet.

The term "*Significant Subsidiary*" means a Subsidiary that constitutes a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X of the Exchange Act.

The term "*Subsidiary*" means any corporation or other Person of which there are owned, directly or indirectly, by or for Canadian Natural or by or for any corporation or other Person in like relation to Canadian Natural, Voting Shares or other interests which, in the aggregate, entitle the holders thereof to cast more than 50% of the votes which may be cast by the holders of all outstanding Voting Shares of such first mentioned corporation or other Person for the election of its directors or, in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such persons) entitle the holders thereof to more than 50% of the income or capital interests (however called) thereon and includes any corporation in like relation to a Subsidiary; provided, however, that such term will not include, for purposes of the "Negative Pledge" covenant only, any Subsidiary if the assets of the Subsidiary do not at the time exceed 2% of Consolidated Net Tangible Assets.

The term "*Voting Shares*" means shares of capital stock of any class of a corporation and other interests of any other Persons having under all circumstances the right to vote for the election of the directors of such corporation or in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such Persons) income or capital interests (however called), provided that, for the purpose of this definition, shares or other interests which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Events of Default

The occurrence of any of the following events with respect to the debt securities of any series will constitute an "Event of Default" with respect to the debt securities of that series:

(a) default by Canadian Natural in payment all or any part of the principal of any of the debt securities of that series when the same becomes due under any provision of the Indenture or of those debt securities;

(b) default by Canadian Natural in payment of any interest due on any of the debt securities of that series, or Additional Amounts on any of the debt securities of that series when they become due and payable, and continuance of that default for a period of 30 days;

(c) default by Canadian Natural in observing or performing any of the covenants described below under "Consolidation, Merger, Amalgamation and Sale of Assets";

(d) default by Canadian Natural in observing or performing any other of its covenants or conditions contained in the Indenture or in the debt securities of that series and continuance of that default for a period of 60 days after written notice as provided in the Indenture;

(e) default by Canadian Natural or any Subsidiary in payment of the principal of, premium, if any, or interest on any Indebtedness for borrowed money having an outstanding principal amount in excess of the greater of $75 million and 2% of the Shareholders' Equity of Canadian Natural in the aggregate at the time of default or default in the performance of any other covenant of Canadian Natural or any Subsidiary contained in any instrument under which that indebtedness is created or issued and the holders thereof, or a trustee, if any, for those holders, declare that indebtedness to be due and payable prior to the stated maturities of that indebtedness ("accelerated indebtedness"), and such acceleration shall not be rescinded or annulled, or such default under such instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such indebtedness, provided that if such accelerated indebtedness is the result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times and on the conditions set forth in such instrument, it will not be considered an Event of Default under this clause (e) until 15 days after such acceleration;

(f) certain events of bankruptcy, insolvency, winding up, liquidation or dissolution relating to Canadian Natural or any Significant Subsidiary;

(g) the taking or entry of certain judgments or decrees against Canadian Natural or any Subsidiary for the payment of money in excess of the greater of $75 million and 2% of the Shareholders' Equity of Canadian Natural in the aggregate, if Canadian Natural or such Subsidiary, as the case may be, fails to file an appeal or, if Canadian Natural or such Subsidiary, as the case may be, does file an appeal, that judgment or decree is not and does not remain vacated, discharged or stayed as provided in the Indenture; or

(h) any other Event of Default provided with respect to debt securities of that series. (Section 5.1)

If an Event of Default described in clause (a) or (b) above occurs and is continuing with respect to debt securities of any series, unless the principal of all of the debt securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25% in aggregate principal amount of the debt securities of that series then Outstanding, declare the principal of (and premium, if any, on) all the debt securities of that series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand. If an Event of Default described in clause (d) or (h) above occurs and is continuing with respect to the debt securities of one or more series, unless the principal of all of the debt securities of

the affected series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25% in aggregate principal amount of the debt securities of all such affected series then Outstanding (voting as one class), declare the principal of (and premium, if any, on) all the debt securities of all the affected series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand. If an Event of Default described in clause (c), (e), (f) or (g) above occurs and is continuing, unless the principal of all debt securities then Outstanding shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25% in aggregate principal amount of all the debt securities then Outstanding (voting as one class), declare the principal of (and premium, if any, on) all the debt securities then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand. (Section 5.2)

Upon certain conditions, any declaration of this kind may be cancelled if all Events of Default with respect to the debt securities of all those affected series then Outstanding shall have been cured or waived as provided in the Indenture by the Holders of not less than a majority in aggregate principal amount of the debt securities of the affected series then Outstanding (voting as one class, except in the case of Events of Default described in clauses (a) and (b) of the first sentence of the preceding paragraph, as to which each series so affected will vote as a separate class). See "Modification and Waiver" below. Reference is made to the applicable prospectus supplement or supplements relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto. (Section 5.3)

The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of the Holders, unless those Holders shall have provided to the Trustee reasonable indemnity. (Section 6.2) Subject to those provisions for indemnity and certain other limitations contained in the Indenture, the Holders of a majority in aggregate principal amount of the debt securities of all affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of those affected series. (Section 5.13)

The Indenture provides that no Holder of the debt securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (a) that Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the debt securities of that series, (b) the Holders of not less than 25% in aggregate principal amount of the debt securities of all affected series then Outstanding (voting as one class) shall have made written request, and provided reasonable indemnity, to the Trustee to institute that proceeding, (c) the Trustee shall have failed to institute that proceeding within 60 days after that notification, request and offer of indemnity and (d) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the debt securities of all affected series then Outstanding (voting as one class) a direction inconsistent with that request during such 60 day period. (Section 5.8) However, the Holder of any Security will have an absolute right to receive payment of the principal of and any premium and interest on that Security on or after the due dates expressed in that Security and to institute suit for the enforcement of any of these payments. (Section 5.9) The Indenture requires Canadian Natural to furnish to the Trustee annually an Officers' Certificate as to the compliance by Canadian Natural with certain covenants, conditions or other requirements contained in the Indenture and as to any non-compliance therewith. (Section 9.2)

The Indenture provides that the Trustee may withhold notice to the Holders of the debt securities of one or more series of any default affecting those series (except defaults as to payment of principal

or interest) if it, in good faith, considers that withholding to be in the best interests of the Holders of the debt securities of those series. (Section 5.2)

Consolidation, Merger, Amalgamation and Sale of Assets

Canadian Natural shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, lease, transfer, sale or otherwise) whereby all or substantially all of its assets would become the property of any other Person (the "Successor Corporation") unless (a) the Successor Corporation shall, prior to or contemporaneously with the consummation of that transaction, execute those instruments, which may include a supplemental indenture, and do those things as shall be necessary or advisable to establish that upon the consummation of that transaction (i) the Successor Corporation will have assumed all of the covenants and obligations of Canadian Natural under the Indenture in respect of the debt securities of every series, and (ii) the debt securities of every series will be valid and binding obligations of the Successor Corporation entitling the Holders thereof, as against the Successor Corporation, to all the rights of Holders of debt securities under the Indenture; (b) the Successor Corporation is a corporation, partnership, or trust organized and validly existing under the laws of Canada or any province thereof or of the United States, any state thereof or the District of Columbia, (c) Canadian Natural has delivered to the Trustee, within 60 days thereof, an Officer's Certificate and an Opinion of Counsel each stating that such transaction and such supplemental indenture comply with this covenant and all conditions precedent to Section 7.1 relating to such transaction have been complied with, and (d) immediately before and after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing. (Section 7.1)

Additional Amounts

Unless otherwise specified in the applicable prospectus supplement, all payments made by Canadian Natural under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless Canadian Natural is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If Canadian Natural is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, Canadian Natural will pay to each Holder as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount the Holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a Holder (such Holder, an "Excluded Holder") in respect of the beneficial owner thereof:

(i) with which Canadian Natural does not deal at arm's length (within the meaning of the *Income Tax Act* (Canada)) at the time of making such payment;

(ii) which is subject to such Canadian Taxes by reason of the Holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of debt securities or the receipt of payments thereunder; or

(iii) which is subject to such Canadian Taxes by reason of the Holder's failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

Canadian Natural will also:

(i) make such withholding or deduction; and

(ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

Canadian Natural will furnish to the Holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by Canadian Natural.

Canadian Natural will indemnify and hold harmless each Holder (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of:

(i) any Canadian Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the debt securities;

(ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

(iii) any Canadian Taxes imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Canadian Taxes on such Holder's net income.

Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. (Section 9.8)

Tax Redemption

The debt securities will be subject to redemption in whole, but not in part, at the option of Canadian Natural, at any time, on not less than 30 nor more than 60 days prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event that we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the debt securities, any Additional Amounts as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this prospectus. (Section 10.8)

Modification and Waiver

The Indenture permits Canadian Natural and the Trustee to enter into supplemental indentures without the consent of the Holders of the debt securities to, among other things: (a) secure the debt securities of one or more series, (b) evidence the assumption by the Successor Corporation of Canadian Natural's covenants and obligations under the Indenture and the debt securities then Outstanding, (c) add covenants or Events of Default for the benefit of the Holders of one or more series of the debt securities, (d) cure any ambiguity or correct or supplement any defective provision in the Indenture which correction will not be prejudicial to the interests of the Holders of the debt securities, (e) establish the form and terms of the debt securities of any series, (f) evidence the acceptance of

appointment by a successor Trustee, (g) to comply with any requirements of the SEC in order to effect and maintain the qualification of the Indenture under the Trust Indenture Act of 1939, as amended, (h) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of debt securities, provided, however, such action shall not adversely affect the interests of the Holders of any debt securities in any material respect, and (i) make any other modifications which will not be prejudicial to the interests of the Holders of the debt securities. (Section 8.1)

The Indenture also permits Canadian Natural and the Trustee, with the consent of the Holders of a majority in aggregate principal amount of the debt securities of each series then Outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the Holders of the debt securities of each such affected series; provided, however, that Canadian Natural and the Trustee may not, among other things, without the consent of the Holder of each Security then Outstanding and affected thereby: (a) change the Stated Maturity of the principal amount of, or any installment of the principal of or the interest on, that Security, (b) reduce the principal amount of or the rate of interest on or any premium payable upon the redemption of that Security, (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of the principal of or any premium or interest on that Security, (e) impair the right to institute suit for the enforcement of payment of this kind with respect to that Security on or after the Stated Maturity thereof, (f) reduce the percentage in principal amount of the Outstanding Securities of the affected series, the consent of whose Holders is required for modification or amendment of the Indenture, or for any waiver with respect to defaults, breaches, Events of Default or declarations of acceleration, (g) change the time at which any Security may or shall be redeemable or repayable, (h) change any obligation of Canadian Natural to pay additional amounts provided for pursuant to Section 3.1, with certain exceptions, or (i) modify any provisions of the Indenture relating to modifying or amending the Indenture or the waiving of past defaults or covenants except as otherwise specified in the Indenture. (Section 8.2)

Prior to the acceleration of the Maturity of any debt securities, the Holders of a majority in aggregate principal amount of the debt securities of all series at the time Outstanding with respect to which a default or breach or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected debt securities waive any past default or breach or Event of Default and its consequences, except a default in the payment of the principal of or premium or interest on any Security of any series or an Event of Default in respect of a covenant or provision of the Indenture or of any Security which cannot be modified or amended without the consent of the Holder of each Security affected. (Section 5.14)

Defeasance and Covenant Defeasance

Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at the option of Canadian Natural, Canadian Natural will be discharged from any and all obligations with respect to the debt securities of any series (except for certain obligations to register the transfer or exchange of the debt securities of that series, to replace mutilated, destroyed, lost or stolen debt securities of that series, to maintain paying agencies, to compensate and indemnify the Trustee and to maintain the trust and payments under the trust described below and the defeasance provisions of the Indenture) (hereinafter called a "defeasance") upon the irrevocable deposit with the Trustee, in trust, of money, and/or Government Obligations which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay all the principal of and any premium and interest on the debt securities of that series on the Stated Maturity of those payments in accordance with the terms of the debt securities of that series. (Sections 12.2 and 12.4)

Such a defeasance may be effected only if, among other things, (i) Canadian Natural has delivered to the Trustee an Opinion of Counsel in the United States (who may be counsel for Canadian Natural) stating that Canadian Natural has received from, or there has been published by, the Internal Revenue Service a ruling, since the date of the Indenture, or there has been a change in the applicable laws or regulations, in either case to the effect that the Holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of that defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred, and (ii) Canadian Natural has delivered to the Trustee an Opinion of Counsel in Canada (who may be counsel for Canadian Natural) or a ruling from the Canada Customs and Revenue Agency to the effect that the Holders of the debt securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that defeasance and will be subject to Canadian federal or provincial income and other Canadian tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the debt securities include holders who are not resident in Canada). (Section 12.4) In addition, Canadian Natural may also obtain a discharge of the Indenture with respect to the debt securities of all series issued under the Indenture by depositing with the Trustee, in trust, an amount of money and government securities as shall be sufficient to pay, at Stated Maturity or upon redemption, all of those debt securities, provided that those debt securities are by their terms to become due and payable within one year or are to be called for redemption within one year. (Section 4.1)

The Indenture also provides that Canadian Natural may omit to comply with the restrictive covenants described under the caption "Negative Pledge" and certain other covenants and no Event of Default shall arise with respect to the debt securities of that series by reason of this failure to comply (hereinafter called a "covenant defeasance"), upon the irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay all the principal of and any premium and interest on the debt securities of that series on the Stated Maturity of those payments in accordance with the terms of the debt securities of that series. (Sections 12.3 and 12.4) Canadian Natural's other obligations with respect to the debt securities of that series would remain in full force and effect. A covenant defeasance may be effected only if, among other things, (i) Canadian Natural has delivered to the Trustee an Opinion of Counsel in the United States (who may be counsel for Canadian Natural) to the effect that the Holders of debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred, and (ii) Canadian Natural has delivered to the Trustee an Opinion of Counsel in Canada (who may be counsel for Canadian Natural) or a ruling from the Canada Customs and Revenue Agency to the effect that the Holders of the debt securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that covenant defeasance and will be subject to Canadian federal or provincial income and other Canadian tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the debt securities include holders who are not resident in Canada). (Section 12.4)

In the event that Canadian Natural exercises its option to effect a covenant defeasance with respect to the debt securities of any series and the debt securities of that series are thereafter declared due and payable because of the occurrence of another Event of Default, the amount of money and

securities on deposit with the Trustee would be sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay the amounts due on the debt securities of that series at their respective Stated Maturities, but may not be sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay the amounts due on the debt securities of that series at the time of the acceleration resulting from that Event of Default. However, Canadian Natural would remain liable for this deficiency.

Provision of Financial Information

We will file with the Trustee, within 15 days after we file them with the SEC, copies of our annual report and other information (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee (i) within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F or Form 40-F as applicable (or any successor form) and (ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form), which, regardless of applicable requirements shall, at a minimum, consist of such information required to be provided in quarterly and annual reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on The Toronto Stock Exchange, whether nor not we have any or our securities listed on such exchange. Such information will be prepared in accordance with Canadian disclosure requirements and Canadian GAAP. (Section 9.3)

Resignation of Trustee

The Trustee may resign or be removed with respect to one or more series of debt securities and a successor Trustee may be appointed to act with respect to such series. (Section 6.10) In the event that two or more persons are acting as Trustee with respect to different series of debt securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee (Section 6.11), and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of debt securities for which it is Trustee.

Payment and Paying Agents

Unless otherwise provided in the applicable prospectus supplement, principal, premium, if any, and interest, if any, on debt securities will be payable at an office or agency of the Trustee in New York, New York, except that at our option interest, if any, may be paid (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account located in the United States maintained by the Person entitled thereto as specified in the Security Register. Unless otherwise provided in the applicable prospectus supplement, payment of any instalment of interest on debt securities will be made to the Person in whose name such debt security is registered at the close of business on the Regular Record Date for such interest. (Section 3.7)

Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by us for the debt securities will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for such series.

Consent to Service and Jurisdiction

We have designated CT. Corporation System, 111-8th Avenue, 13th Floor, New York, New York 10011 as our authorized agent for service of process in the United States in any action, suit or proceeding arising out of or relating to the Indenture or the debt securities. Any such action may be brought in any Federal court (or, if such court refuses to take jurisdiction, in any New York state court) located in the Borough of Manhattan in The City of New York, or brought under United States federal or state securities laws or brought by the Trustee, and that Canadian Natural has irrevocably submitted to the jurisdiction of such courts. (Section 1.18)

Governing Law

The Indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York. (Section 1.12)

Enforceability of Judgments

Since a significant portion of all of our assets, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

We have been informed by Parlee McLaws that the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive judgment in *personam* of any federal or state court located in the State of New York (a "New York Court") against us, which judgment is subsisting and unsatisfied for a sum certain with respect to enforceability of the Indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if (i) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Alberta (and submission by us in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose with respect to the debt securities), (ii) the judgment debtor was properly served in connection with any action leading to such judgment, (iii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta and enforcement thereof will not be contrary to any order made by the Attorney General of Canada under the *Foreign Extraterritorial Measures Act* (Canada) or by the Competition Tribunal under the *Competition Act* (Canada), (iv) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights including any other rule of law, whether equitable, legal or statutory, bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Alberta, (v) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Alberta, (vi) interest payable on the debt securities is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of section 347 of the *Criminal Code* (Canada) and (vii) the action to enforce such judgment is commenced within the appropriate limitation periods, except that any court in the Province of Alberta may only give judgment in Canadian dollars. We have been advised by such counsel that there is doubt as to the enforceability in Canada in original actions, or in motions to enforce judgments of United States courts, of civil liabilities predicated solely upon United States federal securities laws.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe the material Canadian federal income tax consequences to an investor who is a citizen or resident of the United States purchasing the debt securities, including whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

The applicable prospectus supplement will also describe certain United States federal income tax consequences of the purchase, ownership and disposition of the debt securities by an investor who is a United States person (as defined in the applicable prospectus supplement), including, to the extent applicable, certain relevant United States federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, backup withholding and the foreign tax credit, and any consequences relating to debt securities payable in a currency other than U.S. dollars, issued at an original discount for United States federal income tax purposes or containing early redemption provisions or other special terms.

RISK FACTORS

Prospective purchasers of the debt securities should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the prospectus supplement before purchasing the debt securities in this offering.

Volatility of Oil and Natural Gas Prices

Our results of operations and financial condition are dependent on the prices we receive for our oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by local and worldwide supply and demand factors, including actions by the Organization of Petroleum Exporting Countries, weather conditions, the U.S. dollar exchange rate, transportation, competition, and general economic conditions as well as conditions in other oil producing regions, which are beyond our control. Any material decline in oil or natural gas prices could have a material adverse effect on our operations, financial condition, proven reserves and the amount we spend to develop oil and natural gas reserves.

Approximately 28% of our 2000 production on a Boe basis was heavy oil. The market prices for heavy oil differ from the established market indices for light and medium grades of oil, due principally to the higher transportation and refining costs associated with heavy oil. As a result, the price received for heavy oil is generally lower than the price for medium and light oil, and the production costs associated with heavy oil are relatively higher than for lighter grades. Future differentials are uncertain and any increase in the heavy oil differentials could have a material adverse effect on our business.

Environmental Risks

All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of Canadian, United Kingdom, European Union and other federal, provincial, state and municipal laws and regulations, as well as international conventions (collectively, "environmental legislation").

Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that wells, facility sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and significant changes to certain existing projects, may require the submission

and approval of environmental impact assessments. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for clean up costs and damages. We cannot assure you that the costs of complying with environmental legislation in the future will not have a material adverse effect on our financial condition or results of operations.

We anticipate that changes in environmental legislation may require, among other things, reductions in emissions to the air from our operations and result in increased capital expenditures. Future changes in environmental legislation could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on our financial condition or results of operations.

Need to Replace Reserves

Our future oil and natural gas reserves and production, and therefore our cash flows, are highly dependent upon our success in exploiting our current reserve base and acquiring or discovering additional reserves. Without additions to our reserves through exploration, acquisition or development activities, our reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent our cash flows from operations are insufficient to fund our capital expenditures and external sources of capital become limited or unavailable, our ability to make the necessary capital investments to maintain and expand our oil and natural gas reserves will be impaired. In addition, we may be unable to find and develop or acquire additional reserves to replace our oil and natural gas production at acceptable costs.

Other Business Risks

Other business risks include operational risks, the cost of capital available to fund exploration and development programs, regulatory issues and taxation and the requirements of new environmental laws and regulations. Exploring for, producing and transporting petroleum substances involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These activities are subject to a number of hazards which may result in fires, explosions, spills, blow-outs or other unexpected or dangerous conditions causing personal injury, property damage, environmental damage and interruption of operations. Our liability, property and business interruption insurance may not provide adequate coverage in certain unforeseen circumstances.

Foreign Investments

Some of our foreign investments involve risks typically associated with investments in developing countries such as uncertain political, economic, legal and tax environments. These risks may include, among other things, currency restrictions and exchange rate fluctuations, loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks, risks of increases in taxes and governmental royalties, renegotiation of contracts with governmental entities and quasi-governmental agencies, changes in laws and policies governing operations of foreign-based companies and other uncertainties arising out of foreign government sovereignty over our international operations. In addition, if a dispute arises in our foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of a court in the United States or Canada.

Our private ownership of oil and natural gas properties in Canada differs distinctly from our ownership interests in foreign oil and natural gas properties. In some foreign countries in which we do and may do business in the future, the state generally retains ownership of the minerals and consequently retains control of, and in many cases participates in, the exploration and production of reserves. Accordingly, operations outside of Canada may be materially affected by host governments

through royalty payments, export taxes and regulations, surcharges, value added taxes, production bonuses and other charges. In addition, changes in prices and costs of operations, timing of production and other factors may affect estimates of oil and natural gas reserve quantities and future net cash flows attributable to foreign properties in a manner materially different than such changes would affect estimates for Canadian properties. Agreements covering foreign oil and natural gas operations also frequently contain provisions obligating us to spend specified amounts on exploration and development or to perform certain operations, or forfeit all or a portion of the acreage subject to the contract.

Uncertainty of Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. The reserve information set forth and incorporated by reference in this prospectus are our estimates. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flow therefrom are based upon a number of factors and assumptions made as of the date on which the reserve estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Our actual production, revenues, taxes and development, abandonment and operating expenditures with respect to its reserves will likely vary from such estimates, and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Differences in United States and Canadian Practices for Reporting Reserves and Production

We report our production and reserve quantities in accordance with Canadian practices. These practices are different than the practices used to report production and reserve estimates in reports and other materials filed with the SEC by United States companies. The primary differences are summarized below:

- we follow the Canadian practice of reporting gross production and reserve volumes, which are prior to the deduction of royalties and similar payments. In the United States, net production and reserve volumes are reported after deduction of these amounts.
- we follow the Canadian practice of using escalating prices and costs when we estimate the quantities of our reserves. In the United States, reserve estimates are calculated using prices and costs held constant at amounts in effect at the date of the reserve report.
- we incorporate in this prospectus filings made with Canadian securities authorities that include estimates of probable reserves. The SEC generally prohibits the inclusion of estimates of probable reserves in filings made with the SEC.

As a consequence, our production volumes and reserve estimates may not be comparable to those made by United States companies subject to SEC reporting and disclosure requirements.

Priority of Subsidiary Indebtedness; Consequences of Holding Corporation Structure

We carry on our business through corporate and partnership subsidiaries. The majority of our assets are held in one or more corporate or partnership subsidiaries. Our results of operations and ability to service indebtedness, including the debt securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to us in the form of loans, dividends or otherwise. Our subsidiaries will not have an obligation to pay amounts due pursuant to any debt securities or to make any funds available for payment of debt securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to us by our subsidiaries may be subject to statutory or contractual restrictions.

In the event of the liquidation of any corporate or partnership subsidiary, the assets of the subsidiary would be used first to repay the indebtedness of the subsidiary, including trade payables or obligations under any guarantees, prior to being used by us to pay our indebtedness, including any debt securities. Such indebtedness and any other future indebtedness of our subsidiaries would be structurally senior to the debt securities. The trust indenture pursuant to which the debt securities will be issued does not limit our ability or the ability of our subsidiaries to incur additional unsecured indebtedness. See "Description of Debt Securities — Ranking and Other Indebtedness".

PLAN OF DISTRIBUTION

We may sell the debt securities to or through underwriters or dealers or to one or more other purchasers directly or through agents.

The applicable prospectus supplement will describe the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the debt securities to be offered, the proceeds to us from the sale of the debt securities to be offered, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

The debt securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices.

If indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions described in the applicable prospectus supplement or supplements, which will also describe the commission payable for solicitation of these contracts.

We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of the debt securities against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect of these liabilities. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

The debt securities will not be qualified for sale under the securities laws of any province or territory of Canada and may not be offered, sold or delivered, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter and each dealer participating in the distribution of debt securities will agree that it will not, directly or indirectly, offer, sell or deliver any such debt securities purchased by it in

connection with that distribution in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

Each series of the debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in an applicable prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Some broker-dealers may make a market in the debt securities, but they will not be obligated to do so and may discontinue any market-making activities at any time without notice. We cannot assure you that there will be liquidity in the trading market for the debt securities of any series or that an active public market for the debt securities of any series will develop. If an active public trading market for the debt securities of any series does not develop, the market price and liquidity of the series of debt securities may be adversely affected.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement relating to a series of debt securities, the validity of the debt securities will be passed upon for us by Parlee McLaws, Calgary, Alberta, and by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York, and certain United States legal matters will be passed upon for the underwriters by Shearman & Sterling, Toronto, Ontario and New York, New York. As to all matters of Canadian federal and Alberta law, Paul, Weiss, Rifkind, Wharton & Garrison may rely upon the opinion of Parlee McLaws. As to all matters of U.S. federal and New York law, Parlee McLaws may rely upon the opinion of Paul, Weiss, Rifkind, Wharton & Garrison.

Mr. Gordon M. Adams, our Corporate Secretary, is a partner of Parlee McLaws. The partners and associates of Parlee McLaws and Paul, Weiss, Rifkind, Wharton & Garrison as a group beneficially own, directly or indirectly, less than one percent of our outstanding securities.

EXPERTS

Our consolidated balance sheets as at December 31, 2000 and 1999 and for the consolidated statements of earnings, retained earnings and cash flows for each of the three years in the three year period ended December 31, 2000 have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta as stated in their report incorporated by reference in this prospectus. The consolidated balance sheets of Ranger Oil Limited as at December 31, 1999 and 1998 and the consolidated statements of earnings, retained earnings, segmented information and cash flows for each of the three years in the three year period ended December 31, 1999 have been audited by KPMG LLP, Chartered Accountants, Calgary, Alberta as stated in their report incorporated by reference in this prospectus. The financial statements referred to above are included in this prospectus in reliance on such reports given on the authority of such firms as experts in auditing and accounting.

The information relating to our proven and probable reserves included in our Annual Information Form dated April 17, 2001 incorporated by reference in this prospectus has been compiled by us based on reports prepared by independent petroleum engineering consultants retained by us and our own evaluation as to 2% of our reserves. Reports estimating our proven and probable reserves were obtained from Sproule Associates Limited (for Canadian assets) and Ryder Scott Company (for United States assets). AEA Technology plc delivered a report entitled "Audit and Economic Assessment of the Reserves of Ranger Oil (UK) and International Division" (for the United Kingdom North Sea and Offshore West Africa regions). The reports were made as at January 1, 2001 except for the AEA Technology plc report which was made as at December 31, 2000.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC's Form F-9:

- the documents listed in the second paragraph under "Where You Can Find More Information" in this prospectus to the extent not previously filed with the SEC;
- the consents of our accountants PricewaterhouseCoopers LLP and Ranger's accountants, KPMG LLP;
- the consents of our counsel Parlee McLaws and Paul, Weiss, Rifkind, Wharton & Garrison;
- the consents of our independent petroleum consultants Sproule Associates Limited, Ryder Scott Company and AEA Technology;
- powers of attorney from directors and officers of Canadian Natural;
- the trust indenture relating to the debt securities;
- statement of eligibility of the trustee on Form T-1;
- interest coverage ratios; and
- the appointment of agent for service of process and undertaking on Form F-X.

APPENDIX A

CANADIAN NATURAL RESOURCES LIMITED

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

COMPILATION REPORT

To the Directors of Canadian Natural Resources Limited.

We have reviewed, as to compilation only, the accompanying unaudited *pro forma* consolidated statement of earnings of Canadian Natural Resources Limited (the "Corporation") for the year ended December 31, 2000, which has been prepared for inclusion in this shelf prospectus. In our opinion, the unaudited *pro forma* consolidated statement of earnings has been properly compiled to give effect to the acquisition by the Corporation of Ranger Oil Limited ("Ranger") and the assumptions described in the notes thereto.

Calgary, Canada
June 1, 2001

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS

The above opinion, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of *pro forma* financial statements. United States standards do not provide for the expression of an opinion on the compilation of *pro forma* financial statements. To report in conformity with United States standards on the reasonableness of the *pro forma* assumptions and adjustments and their application to the *pro forma* financial statements would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under United States standards, we would be unable to express an opinion with respect to the compilation of the accompanying unaudited *pro forma* consolidated statement of earnings.

Calgary, Canada
June 1, 2001

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

CANADIAN NATURAL RESOURCES LIMITED

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the Year Ended December 31, 2000
(millions of Canadian dollars)
(unaudited)

	Canadian Natural Resources Limited	Ranger Oil Limited	Pro Forma Adjustments	Pro Forma Consolidated
	Year Ended December 31, 2000	Six Months Ended June 30, 2000	(Note 2)	
Revenues				
Oil and natural gas	$3,222.5	$421.6	$74.2	$3,718.3
Less: royalties	(506.2)	(42.8)	0.3	(548.7)
	2,716.3	378.8	74.5	3,169.6
Expenses				
Production	532.9	112.6		645.5
Depletion, depreciation and amortization	644.6	115.3	13.5	773.4
Administration	27.2	12.6		39.8
Interest	162.1	14.5	21.7	198.3
Unrealized foreign exchange loss (gain)	2.6	(13.2)		(10.6)
	1,369.4	241.8	35.2	1,646.4
Earnings before taxes	1,346.9	137.0	39.3	1,523.2
Taxes other than income tax	49.5	35.6		85.1
Current income tax	48.4	39.4		87.8
Future income tax	464.0	(10.4)	12.6	466.2
Net earnings	785.0	72.4	26.7	884.1
Dividend on preferred securities (net of tax)	(2.8)	(2.7)		(5.5)
Net earnings attributable to common shareholders	$ 782.2	$ 69.7	$26.7	$ 878.6
Per common share (Note 2)				
Basic				$ 7.27
Diluted				$ 7.00

See selected notes to pro forma consolidated statement of earnings.

CANADIAN NATURAL RESOURCES LIMITED

NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

(unaudited)

1. Basis of Presentation

This unaudited *pro forma* consolidated statement of earnings has been prepared by management for inclusion in the shelf prospectus in accordance with generally accepted accounting principles in Canada.

The unaudited *pro forma* consolidated statement of earnings has been prepared from:

(a) The audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2000 which include the accounts of Ranger from the July 2000 date of acquisition.

(b) The unaudited interim consolidated financial statements of Ranger as at and for the six months ended June 30, 2000.

As Ranger's financial statements are prepared in U.S. dollars, Ranger's statement of earnings has been translated into Canadian dollars at a rate of 0.6760.

The *pro forma* consolidated statement of earnings give effect to the transaction as if it had occurred on January 1, 2000.

The *pro forma* consolidated statement of earnings may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future. In preparing the *pro forma* consolidated statement of earnings no adjustments have been made to reflect the operating synergies, general and administrative cost savings or tax benefits expected to result from the combination of the Corporation and Ranger.

The *pro forma* consolidated statement of earnings should be read in conjunction with the audited consolidated statement of earnings of the Corporation for the year ended December 31, 2000.

2. Pro Forma Adjustments and Assumptions

The unaudited *pro forma* consolidated statement of earnings include the following assumptions and adjustments:

(a) In July 2000, the Corporation issued 7,602,068 common shares at $47.10 per share and paid cash of $722.8 million to acquire all the issued and outstanding common shares of Ranger, a Corporation engaged in the exploration for and development of oil and natural gas in the North Sea, North America and other international areas. The acquisition is accounted for by the purchase method as follows:

CANADIAN NATURAL RESOURCES LIMITED

NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS (Continued)

(unaudited)

	June 30, 2000
	(millions of dollars)
Property, plant and equipment	$1,966.4
Future site restoration	(129.3)
Future income tax	(149.8)
Net assets acquired	$1,687.3
Equity consideration	$ 358.0
Cash consideration	722.8
Assumption of net debt	376.6
Assumption of preferred securities	118.3
Assumption of non-cash working capital	111.6
Purchase price	$1,687.3

(b) Effective January 1, 2000 the Corporation and Ranger adopted the liability method of accounting for income taxes as recommended by the Canadian Institute of Chartered Accountants. Under the liability method, the Corporation records income taxes for the effect of any difference between the accounting and tax basis of an asset or liability. Property, plant and equipment and the future income tax liability for June 30, 2000 have been adjusted for the future income tax effects of the purchase price discrepancy.

(c) Effective January 1, 2001, the Corporation adopted the Canadian Institute of Chartered Accountants' new accounting standard with respect to the calculation and disclosure of per share amounts. Under the new standard, the treasury stock method of calculating per share amounts is used whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

In computing diluted per share amounts, 5.4 million common shares were added to the weighted average number of common shares for the year ended December 31, 2000 for the dilutive effect of employee stock options, warrants and preferred securities. Dividends on preferred securities were added back to net earnings attributable to common shareholders in computing diluted per share amounts.

The new standard has been applied retroactively. The new standard has no effect on basic per share amounts but does affect diluted per share amounts. Had the new standard not been adopted, fully diluted net earnings attributable to common shareholders per share for the year ended December 31, 2000 would have been $7.27.

(d) Revenue has been adjusted for hedging losses incurred by Ranger for the six months ended June 30, 2000. At the date of acquisition, the Corporation included the estimated fair value of these hedge agreements in the purchase price allocation.

(e) Royalties have been adjusted to reflect a reduction in the Alberta Royalty Tax Credit of approximately $252,000 for the six months ended June 30, 2000 as if the Corporation and Ranger had been associated throughout the period.

CANADIAN NATURAL RESOURCES LIMITED

NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS (Continued)

(unaudited)

(f) Depreciation, depletion and amortization have been adjusted to reflect the *pro forma* value of the property, plant and equipment at the assumed acquisition date.

(g) Interest expense has been adjusted to reflect the additional debt assumed as a result of the acquisition.

(h) Income tax expense has been adjusted for the impact of the above items that affect current year earnings.

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APPENDIX B

RANGER OIL LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF EARNINGS, RETAINED EARNINGS AND CASH FLOWS

RANGER OIL LIMITED

CONSOLIDATED STATEMENT OF EARNINGS

(millions of US dollars)
(unaudited)

	Six Months Ended	
	June 30, 2000	June 30, 1999
Revenues		
Oil and natural gas	$285.0	$172.2
Less: royalties	(28.9)	(15.6)
	256.1	156.6
Expenses		
Production	76.1	57.9
Depletion, depreciation and amortization	78.0	73.5
Write down of resource properties	—	14.3
Administration	8.5	7.5
Interest	9.8	12.8
Unrealized foreign exchange gain	(8.9)	(0.4)
	163.5	165.6
Earnings (loss) before taxes	92.6	(9.0)
Taxes other than income tax	24.1	5.6
Current income tax	26.6	3.6
Future income tax	(7.0)	0.4
Net earnings	48.9	(18.6)
Dividend on preferred securities (net of tax)	(1.8)	—
Net earnings (loss) attributable to common shareholders	$ 47.1	$(18.6)

See selected notes to consolidated statements of earnings, retained earnings and cash flows.

RANGER OIL LIMITED

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(millions of US dollars)
(unaudited)

	Six Months Ended	
	June 30, 2000	June 30, 1999
Balance, Beginning of Year	$(8.3)	$ 11.1
Net Earnings	48.9	(18.6)
Dividends on Preferred Securities	(1.8)	—
Future Income Tax Adjustment	32.7	—
Balance, End of Year	$71.5	$ (7.5)

See selected notes to consolidated statements of earnings, retained earnings and cash flows.

RANGER OIL LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(millions of US dollars)
(unaudited)

	Six Months Ended	
	June 30, 2000	June 30, 1999
Operating Activities		
Net earnings (loss)	$ 48.9	$(18.6)
Non-cash items		
Depletion, depreciation and amortization	78.0	73.5
Write-down of resource properties	—	14.3
Deferred petroleum revenue tax	(0.4)	(1.3)
Future income tax	(7.0)	0.3
Unrealized foreign exchange gain	(8.9)	(0.4)
Cash flows provided from operating activities	110.6	67.8
Net change in non-cash working capital balances related to operating activities	(8.1)	(19.1)
	102.5	48.7
Financing Activities		
Decrease in long-term debt	(0.3)	(44.0)
Dividend on preferred securities	(3.3)	—
Preferred securities issued	—	80.0
	(3.6)	36.0
Investing Activities		
Expenses on property, plant and equipment	(90.5)	(78.2)
Net proceeds on sale of property, plant and equipment	32.3	108.6
Net change in non-cash working capital balances related to investing activities	(3.8)	(92.4)
	(62.0)	(62.0)
Increase in Cash	36.9	22.7
Cash, Beginning of Period	41.4	10.2
Cash, End of Period	$ 78.3	$ 32.9

See selected notes to consolidated statements of earnings, retained earnings and cash flows.

RANGER OIL LIMITED

NOTES TO CONSOLIDATED STATEMENTS OF EARNINGS, RETAINED EARNINGS AND CASH FLOWS

(unaudited)

1. Accounting Policies

The interim June 30, 2000 and 1999 consolidated statements of earnings, retained earnings and cash flows of Ranger have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of Ranger as at December 31, 1999, except as described in Note 2. The interim June 30, 2000 and 1999 consolidated financial statements should be read in conjunction with Ranger's consolidated financial statements and notes thereto for the year ended December 31, 1999.

2. Reclassifications

Certain information has been reclassified from Ranger's previously published consolidated statements of earnings, retained earnings and cash flows.

3. Taxes

Effective January 1, 2000 Ranger adopted the liability method of accounting for income taxes as recommended by the Canadian Institute of Chartered Accountants. Under the liability method, Ranger recorded future income taxes for the effect of any difference between the accounting and income tax basis of an asset or liability. The effect on reported earnings for the six months ended June 30, 2000 was not significant.

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US$400,000,000

Canadian Natural Resources Limited

7.2% Notes due 2032

CANADIAN
NATURAL
RESOURCES
LIMITED

PROSPECTUS SUPPLEMENT

January 15, 2002

Salomon Smith Barney
Deutsche Banc Alex. Brown

Banc of America Securities LLC
JPMorgan
BMO Nesbitt Burns
CIBC World Markets
Lehman Brothers
RBC Capital Markets
Scotia Capital
TD Securities
UBS Warburg